Exhibit 15.6

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE HAIKOU MINING OPERATION, CHINA February 27, 2025

Wardell Armstrong (part of SLR) Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro, Cornwall, TR3 6EH, United Kingdom Telephone: +44 (0)1872 560738 www.wardell-armstrong.com

EFFECTIVE DATE:	December 31, 2024
DATE ISSUED:	February 27, 2025
JOB NUMBER:	ZT61-2273
VERSION: REPORT NUMBER: STATUS:	V3.0 MM1814 Final
ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE HAIKOU MINING OPERATION, CHINA

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Wardell Armstrong is the trading name of Wardell Armstrong International Ltd,
Registered in England No. 3813172.

Registered office: Sir Henry Doulton House, Forge Lane, Etruria, Stoke-on-Trent, ST1 5BD, United Kingdom

UK Offices: Stoke-on-Trent, Birmingham, Bolton, Bristol, Bury St Edmunds, Cardiff, Carlisle, Edinburgh,
Glasgow, Leeds, London, Newcastle upon Tyne and Truro. International Office: Almaty.
ENERGY AND CLIMATE CHANGE ENVIRONMENT AND SUSTAINABILITY INFRASTRUCTURE AND UTILITIES LAND AND PROPERTY MINING AND MINERAL PROCESSING MINERAL ESTATES WASTE RESOURCE MANAGEMENT

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE HAIKOU MINING OPERATION, CHINA

CONTENTS

1	EXECUTIVE SUMMARY	1
1.1	Property Description	1
1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	2
1.3	History	2
1.4	Geological Setting, Mineralization, and Deposit	3
1.5	Exploration	5
1.6	Sample Preparation, Analyses, and Security	6
1.7	Data Verification	7
1.8	Mineral Processing and Metallurgical Testing	7
1.9	Mineral Resource Estimates	8
1.10	Mineral Reserve Estimates	9
1.11	Mining Methods	9
1.12	Processing and Recovery Methods	10
1.13	Infrastructure	11
1.14	Market Studies	11
1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups	11
1.16	Capital, Operating Costs and Economic Analysis	11
1.17	Interpretation and Conclusions	12
1.18	Recommendations	12
2	INTRODUCTION	13
2.1	Terms of Reference and Purpose of the Report	13
2.2	Qualified Persons or Firms and Site Visits	14
2.3	Sources of Information	15
2.4	Previously Filed Technical Report Summary Reports	15
2.5	Forward-Looking Statements	15
2.6	Units and Abbreviations	16
3	PROPERTY DESCRIPTION	20
3.1	Tenure	21
3.2	Agreements	23
3.3	Royalties	23
3.4	Environmental Liabilities and Permitting Requirements	23
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	24
4.1	Accessibility	24
4.2	Climate	24
4.3	Local Resources	24
4.4	Infrastructure	24
4.5	Physiography	25
5	HISTORY	26
5.1	Ownership and Development History	26
5.2	Exploration History	27

Page i

6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT	28
6.1	Regional Geology	28
6.2	Local and Property Geology	30
6.3	Mineralization	31
6.4	Deposit Type	33
7	EXPLORATION	34
7.1	Exploration Drilling	34
7.2	QP Opinion	36
8	SAMPLE PREPARATION, ANALYSES AND SECURITY	37
8.1	Sample Preparation and Laboratory Analytical Procedures	37
8.2	Quality Assurance and Quality Control (QA/QC)	38
8.3	QP Opinion	39
9	DATA VERIFICATION	40
9.1	Site Visits	40
9.2	Previous Audits	40
9.3	Drillhole Database	40
9.4	QP Opinion	41
10	MINERAL PROCESSING AND METALLURGICAL TESTING	42
10.1	Beneficiation Testing	43
10.2	Washability Testing	44
10.3	Flotation Testing	45
10.4	Comments on Mineral Processing and Metallurgical Testing	46
11	MINERAL RESOURCE ESTIMATES	47
11.1	Summary	47
11.2	Mineral Resource Estimate Methodology	48
11.3	Drillhole Database	48
11.4	Statistical Analysis	50
11.5	Geological Modelling	52
11.6	Boundary Analysis	54
11.7	Grade Capping	55
11.8	Variography	56
11.9	Density	58
11.10	Grade Estimation and Validation	58
11.11	Mineral Resource Classification	61
11.12	Depletion	62
11.13	Prospects of Economic Extraction for Mineral Resources	62
11.14	Mineral Resource Statement	62
11.15	Risk Factors That Could Materially Affect the Mineral Resource Estimate	62
12	MINERAL RESERVE ESTIMATES	63
12.1	Summary	63
12.2	Mineral Reserve Estimation Methodology	64
12.3	Dilution and Mining Recovery	64
12.4	Cut-off Grade	64
12.5	Mineral Reserve Statement	64
12.6	Risk Factors That Could Materially Affect the Mineral Reserve Estimate	64

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13	MINING METHODS	65
13.1	Geotechnics and Hydrogeology	65
13.2	Mine Layout	66
13.3	Production	66
13.4	Life of Mine Schedule	66
13.5	Mining Equipment	67
13.6	Mining Personnel	68
14	PROCESSING AND RECOVERY METHODS	69
14.1	Phosphate Beneficiation Plants	69
14.2	3C Chemical Plant	72
14.3	Processing Personnel	72
15	INFRASTRUCTURE	73
15.1	Surface Layout	73
15.2	Site Access and Infrastructure	74
15.3	Power	74
15.4	Water	74
15.5	Tailings Storage Facilities	74
15.6	Labour and Accommodation	74
16	MARKET STUDIES	75
16.1	Phosphate Market	75
16.2	Demand	75
16.3	Commodity Price Projections	75
16.4	Contracts	75
17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTITATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	76
17.1	Permitting	76
17.2	Local Procurement and Hiring Commitments	77
17.3	Mine Closure Plans	77
17.4	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups	77
18	CAPITAL AND OPERATING COSTS	78
18.1	Capital Costs	78
18.2	Operating Costs	78
19	ECONOMIC ANALYSIS	79
19.1	Economic Criteria	79
19.2	Cash Flow Analysis	80
19.3	Sensitivity Analysis	82
20	ADJACENT PROPERTIES	84
21	OTHER RELEVANT DATA AND INFORMATION	85
22	INTERPRETATION AND CONCLUSIONS	86
22.1	Geology and Mineral Resources	86
22.2	Mining and Mineral Reserves	86
22.3	Mineral Processing	86
22.4	Infrastructure	87
22.5	Environment	87

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23	RECOMMENDATIONS	88
23.1	Geology and Mineral Resources	88
23.2	Mining and Mineral Reserves	88
23.3	Mineral Processing	88
23.4	Environmental Studies, Permitting and Social or Community Impact	88
24	REFERENCES	89
25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	90
26	DATE AND SIGNATURE PAGE	91

TABLES

Table 1.1: Beneficiation Plant Production for 2022 to 2024	3
Table 1.2: 3C Chemical Plant Production for 2022 to 2024	3
Table 1.3: Summary of Exploration Campaigns at Haikou	5
Table 1.4: Exploration Drilling Summary for YPH	5
Table 1.5: Summary of Mineral Resources for the Haikou Mine - December 31, 2024	8
Table 1.6: Summary of Mineral Reserves for the Haikou Mine - December 31, 2024	9
Table 5.1: Summary of Beneficiation Plants Production for 2022 to 2024	26
Table 5.2: 3C Chemical Plant Production for 2022 to 2024	27
Table 5.3: Exploration History	27
Table 6.1: Simplified General Stratigraphy of the Haikou Deposit	31
Table 7.1: Summary of Exploration Campaigns at Haikou	34
Table 7.2: Exploration Drilling Summary for YPH	34
Table 8.1: Summary of Internal and External Checks	38
Table 8.2: Summary of P2O5 Assayed Samples by Block and Modelled Stratigraphic Units	39
Table 10.1: Results of Mineral Sampling – Mining Blocks 1 and 2	42
Table 10.2: Carbonate-silicate Flotation Results for 0.300 × 0.038mm	43
Table 10.3: 0.150 × 0.038mm Carbonate-silicate Flotation Results (Block 2)	43
Table 10.4: Carbonate and Silicate Flotation Results for the Block 1	44
Table 10.5: Flotation Results for the Block 1 and Block 2 samples	44
Table 11.1: Summary of Mineral Resources for the Haikou Mine - December 31, 2024	47
Table 11.2: Summary of Drillhole Database	48
Table 11.3: Example Drillhole Classification of Phosphate Layers to Grade I, II, and III Categories for Drill Hole ZK08-05	49
Table 11.4: Summary of Layers Included in the Geological Model	52
Table 11.5: Variogram Model Parameters	56
Table 11.6: Summary of Density Data for Haikou Deposit	58
Table 12.1: Summary of Mineral Reserves for the Haikou Mine - December 31, 2024	63
Table 13.1: Ore Mined from Haikou Mine (2022 to 2024)	66
Table 13.2: Haikou Life of Mine Schedule	67
Table 13.3: Summary of Mining Equipment	68
Table 18.1: Life of Mine Capital Costs for Haikou Mine on a 50 % Attributable Basis	78
Table 18.2: Life of Mine Operating Costs for Haikou Mine on a 50 % Attributable Basis	78
Table 19.1: Economic Assumptions and Parameters for Haikou Mine on 50 % Attributable Basis	79
Table 19.2: Annual Discounted Cash Flow Model for the Haikou Mine on 50 % Attributable Basis	81
Table 19.3: Sensitivity Analysis for the Haikou Mine on 50 % Attributable Basis	82

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FIGURES

Figure 3.1: Location of the Haikou Mine, Southwest China	20
Figure 3.2: Location of the Haikou Mine in Relation to Kunming City	21
Figure 3.3: YPH Concession Area	22
Figure 3.4: Location of the Baitacun Deposit in Relation to the Haikou Mine	23
Figure 4.1: View of Block 3 Showing General Physiography of the Haikou Mine	25
Figure 6.1: Geological Map of Kunming Area (after Lecai Xing et al, 2015)	28
Figure 6.2: Structural Map of Yunnan Province [ZF=Zhongdian fault, JF=Jianshui fault, QF=Qujiang fault (after Stanka Šebela et al 2006)]	29
Figure 6.3: Local Geology of the Haikou Deposit (after Yu-You Yang 2014)	30
Figure 6.4: Haikou Concession and Mineralised Blocks	31
Figure 6.5: Example of Upper Layer Phosphate in Block 3	32
Figure 6.6: Schematic Vertical Section Across an Oceanic Margin (Simandl et al., 2011)	33
Figure 6.7: Genetic Model for Sedimentary Phosphate Deposits (Modified from Abed, 2013)	33
Figure 7.1: Exploration Drillholes at the Haikou Deposit	35
Figure 8.1: Sample Preparation Flowsheet	37
Figure 11.1: Histogram and Statistics for CaO%, CO2%, F%, Fe%, MgO%, and SiO2% in Upper Phosphate (PH1) and Lower Phosphate (PH2)	50
Figure 11.2: Histogram and Statistics for P2O5% and AL2O3% in Upper Phosphate (PH1) and Lower Phosphate (PH2)	51
Figure 11.3: Plan View of Geological Model for the Haikou Deposit	52
Figure 11.4: Geological Model of the Haikou Deposit showing Modelled Layers from INT1 to PH2	53
Figure 11.5: Example Cross Section of the Geological Model Showing Modelled Layers	54
Figure 11.6: P2O5 Boundary Analysis for PH1 and PH2 Domains	54
Figure 11.7: Example of Statistical Checks for P2O5 Outliers in PH1 Domain	55
Figure 11.8: Example Major (left) and Semi-major Axis (middle) Variograms and Variogram Map (right) by Thickness and P2O5 % for Lower Layer within Blocks 1, 2, and 4 and Block 3	57
Figure 11.9: Upper Phosphate (Green) and Lower Phosphate (Red) Limits as of December 31, 2024	59
Figure 11.10: Swath Analysis for P2O5 (%) for Upper and Lower Phosphate Seams at Haikou	60
Figure 11.11: Log Probability Plots Comparing Estimated P2O5 (%) Grades Against Input Grades	61
Figure 13.1: Haikou Life of Mine Design and Planned Mining Strips	66
Figure 14.1: Crushing Flow Sheet	70
Figure 14.2: Grinding and Flotation Flow Sheet	71
Figure 14.3: Scrubbing Plant Process Flow Sheet	71
Figure 14.4: 3C Chemical Plant	72
Figure 15.1: Surface Layout Showing the Haikou Mine, 3C Chemical Plant and TSFs	73
Figure 15.2: Surface Layout of the Haikou Mine	73
Figure 17.1: Progressive Restoration at Block 1	77
Figure 19.1: After-Tax 7% NPV Sensitivity Analysis	83

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1	EXECUTIVE SUMMARY

This Technical Report Summary (TRS) has been prepared by Wardell Armstrong International Limited (WAI) in association with ICL Group Limited (ICL or the Company), on the Haikou mining operation (the Property or the Haikou mine). The purpose of this TRS is to support the disclosure of Mineral Resource and Mineral Reserve estimates on the Property as of December 31, 2024, in the proposed registration statement on Form F-1 and periodic filings with the United States Securities and Exchange Commission (SEC). This Technical Report Summary conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary.

The conclusion, recommendations, and forward-looking statements made by the Qualified Persons (QPs) are based on reasonable assumptions and results interpretations. Forward-looking statements cannot be relied upon to guarantee the Property’s performance or outcomes and naturally include inherent risks and risks relating to the mining industry.

ICL is a public company with its headquarters in Tel Aviv, Israel. ICL owns a 50 % interest in the mineral rights for the Property through Yunnan Phosphate Haikou (YPH), a consolidated subsidiary of ICL. In 2015, under YPH, ICL entered a joint venture with Yuntianhua Corporation Ltd. (YYTH), the owners of the Property at the time. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50 % minority interest in YPH.

The Property is an operating open pit phosphate mine. Mining is conducted using conventional open pit methods to extract phosphate rock. Mineral processing is undertaken at beneficiation plants located at the mine and the ore is processed by flotation and dry crushing. The beneficiation plants produce phosphate concentrate for further processing into acid and fertilizer products. In 2024, a total of 694 kt of green phosphoric acid products, 124 kt of white phosphoric acid products, 152 kt of speciality fertilizers and 605 kt of fertilizers were produced.

Sources of phosphate rock for processing include ore mined from Haikou open pit, phosphate rock from stockpiles and phosphate rock purchased from third-parties. There are no Mineral Resources or Mineral Reserves estimates for the stockpiles or rock purchased from third-parties, therefore these sources have not been included in the economic analysis.

1.1	Property Description

The Haikou mine is an open pit phosphate mine located in southwest China, in the Xishan district and approximately 30 km southwest of Kunming City. The Property includes the Haikou mine and beneficiation plants, fertilizer and acid processing facilities, transportation facilities (including rail) and port facilities at QinZhou and Fangchengang.

The Haikou mine is approximately centred on the geographic coordinates: latitude 24°46’02”N and longitude 102°33’38”E.

YPH holds a concession for the Property with an area of approximately 9.6 km2. The concession was issued in 2015 by the Division of Land and Resources of the Yunnan district and is valid until January 2043.

1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Kunming is a major city with more than 4 million inhabitants and is well served with transport links including an international airport. The region has an extensive road network and is also served by extensive rail links. The Haikou mine has a dedicated railway line within 6 km of the main highway and is used for product transportation to port facilities at QinZhou and Fangchengang.

The Kunming area has a mild temperate climate with a short dry winter period. The average annual temperature in the region is 15.4 °C, the average temperature of the hottest month is 19.3 °C, and the extreme maximum temperature is 31.6 °C.  The average rainfall is 1,010 mm, the rainy season is from May to October each year, accounting for 86 % of the annual rainfall.

The Haikou operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity of Kunming. There are extensive transport networks, telecommunications facilities, national grid electricity and water.

1.3	History

The Haikou mine was constructed in 1966. The mine was designed by the Chinese Chemical Mine Design Institute with a planned run of mine (ROM) capacity of 0.4 Mtpa resulting in the production of 0.1 Mtpa of phosphate concentrate.

In 1972, the capacity reached 0.2 Mtpa. Meanwhile, the Yunnan Provincial Planned Economy Commission requested the capacity of the Haikou mine be increased to 1.5 Mtpa and submitted a plan to the Ministry of Fuel Chemical Industry which was approved in May 1974. The Liaoning Coal Mine Design and Research Institute submitted a preliminary design scheme of the first four mining areas in September 1974. However, due to state adjusted economics of the Project, the expansion to 1.5 Mtpa was postponed.

In September 1978, Haikou mine submitted a design scheme for 0.3 Mtpa in the northern area of Block 2. Thereafter, the State decided to restore the construction of Haikou mine and approved the building of a mining project of 0.6 Mtpa. The Mine Design & Research Institute of the Chemical Ministry submitted the preliminary design to the ministry in August 1987, and the Chemical Ministry approved the design in November 1987.

In 2005, Yuntianhua Corporation Ltd. (YYTH) was authorized to build a 2 Mtpa beneficiation plant and construction was completed in 2007. Mining capacity was 2.1 Mtpa and the beneficiation plants included a scrubbing plant with a capacity to process 1 Mtpa and a flotation plant with a capacity to process 2 Mtpa.

In 2015, under YPH, ICL entered a joint venture with YYTH. Following some technological improvements, the mining capacity increased to 2.4 Mtpa, and it reached 2.5 Mtpa in 2017 allowing the production of up to 1.6 Mtpa of phosphate concentrate. The scrubbing plant was shut down in 2016 and was re-opened in 2020 and operated at less than capacity. In 2024, the scrubbing plant was re-configured to a dry crushing process.

In 2021, an expansion to the flotation plant was completed and increased the total flotation capacity of the mine up to 3.4 Mtpa of phosphate ore and producing approximately 2.2 Mtpa of phosphate concentrate. Production by the beneficiation plants at Haikou from 2022 to 2024 (after expansion to the flotation plant) is shown in Table 1.1.

Table 1.1: Beneficiation Plant Production for 2022 to 2024
	Unit	2022	2023	2024
Source
Ore mined from Haikou open pit	kt	3,223	3,646	3,575
Rock purchased from third-parties	kt	50	34	416
Rock from stockpiles	kt	343	399	232
Feed to Beneficiation Plants
Flotation plant	kt	3,291	3,389	3,440
Scrubbing plant	kt	432	520	555
Total	kt	3,723	3,909	3,995
Phosphate Concentrate Production
Flotation plant	kt	2,110	2,154	2,170
Scrubbing plant	kt	386	503	544
Total	kt	2,497	2,657	2,715

Production by the 3C Chemical plant from 2022 to 2024 using concentrate produced by the beneficiation plants is shown in Table 1.2.

Table 1.2: 3C Chemical Plant Production for 2022 to 2024
	Unit	2022	2023	2024
Phosphate Concentrate Feed	kt	2,497	2,657	2,715
Products
Green phosphoric acid	kt	676	682	694
White phosphoric acid	kt	94	95	124
Speciality Fertilisers	kt	92	113	152
Fertilisers	kt	611	609	605

1.4	Geological Setting, Mineralization, and Deposit

The Haikou deposit is part of an extensive marine sedimentary basin, predominantly stratiform argillaceous phosphorite of late Precambrian to early Cambrian age, located on both flanks of a gently folded, east west trending anticline (Xiang Tiachong anticline). The anticline controls the orientation of the phosphate rock layers. Based on these orientations the Haikou deposit is subdivided into four mineralised blocks:

•	Block 1 – North central flank of the Haikou deposit with 12° strike orientation and plunging 5-10°.
•	Block 2 – Northwest flank of the Haikou deposit with 12° strike orientation and dipping 5-10°.
•	Block 3 – South to south-east flank of the deposit with a general strike of 120-130° plunging at 5 to 7° to southeast.
•	Block 4 – North-eastern flank with general strike of 32° plunging at 10° towards the northeast.

Within the blocks the phosphate mineralisation is hosted in two layers, an upper layer and a lower layer. Interburden is present between the phosphate layers and the entire package is overlain by siliceous dolomite. The various layers are summarised below:

•	Top siliceous dolomite of no economic value.
•
The upper phosphate layer is of significant economic value. This generally comprises sandy phosphorite material on the upper parts, strips of phosphorite and dolomite layers at the middle followed by pseudo-oolitic phosphorite at the base. This subdivision is not consistent throughout the strike length of the Haikou deposit and some of the middle layers appear to be missing in certain places. Certain sections of pseudo-oolitic phosphorite are also thinner and occasionally distributed on the middle or top of the horizon. Conglomerate phosphorites are also present but are very sporadic with very small occurrences in the middle or bottom of the horizon. The thickness of the upper layer varies from 2.5 – 11.0 m and is about 7.6 m on average.

•
Interburden consisting of interbedded phosphate bearing sandy dolomite – locally enriched with sporadic low-grade ore, within shallow oxidised zones, but not of economic value. The average thickness of the interburden is 11.0 m.

•
The lower phosphate layer of better than marginal economic value. This has extremely stable and consistent bioclastic phosphorite on the top, followed by sandy phosphorite at the middle and pseudo-oolitic phosphorite, stripped (dolomitic) phosphorite and silicious phosphorite at the bottom of the horizon. The thickness of the lower layer, which is lower grade varies from 2.0 – 9.0 m and is about 6.1 m on average.

•	Base rock consisting of dolomite of the Dengying Formation of Upper Sinian (Zzdn) interbedded with silica textured stripes of no economic value.

The phosphate seams are interlayered and have three quality categories that determine the mining and processing methods:

•
Grade I (highest grade) > 30 % P2O5 – This category is weathered and most of the carbonates have been dissolved. It is soft and easy to mine, requiring no blasting. However, its occurrence is in small patches, requiring highly selective mining. This category comprises less than 10 % of the Haikou deposit and was previously fed to the scrubbing plant for beneficiation.

•	Grade II (medium grade) 24 – 30 % P2O5 – Harder phosphate material requiring blasting and crushing prior to further beneficiation. This category comprises around 25 % of the Haikou deposit.
•	Grade III (low grade) 15 – 24 % P2O5 – This is the hardest rock and requires blasting, crushing and grinding before beneficiation.

1.5	Exploration

Exploration at Haikou included numerous campaigns targeting phosphate mineralisation of economic grade. These campaigns included a combination of mechanical trenching, surface geological mapping, topographic surveys and exploration drilling. A summary of these exploration campaigns is presented in Table 1.3.

Table 1.3: Summary of Exploration Campaigns at Haikou
Year	Group	Type of Exploration Work
1955	Southwest Geological Bureau	Regional geological mapping
1966	Yunnan Geological Bureau	Geological mapping of the northern limb of Xiang Tiachong anticline
1973	Yunnan Geological Bureau	Geological survey, core drilling and trenching of Blocks 1 and 2 of the Haikou deposit
1974	Yunnan Geological Bureau	Additional geological surveying, core drilling and trenching of Blocks 1 and 2 of the Haikou deposit
1980	Yunnan Chemical geological team	Geological survey, core drilling and trenching of Block 4 of the Haikou deposit
2009 – 2014	Yunnan Chemical geological team	Core drilling

Since 2014, exploration by YPH has involved grade control methods to assist the mining operation and includes geological mapping, chip sampling of the mining faces, trench sampling and core drilling where required to confirm positions of the phosphate seams. The grade control data are used to provide information to the mining operation on phosphate quality and the level of impurities such as iron and silica, among others. The grade control data is then evaluated against production needs to determine if blending is required. The grade control data are not used in the estimation of Mineral Resources.

Core drilling was used for all exploration programmes and a summary of the drilling used for Mineral Resource estimation is shown in Table 1.4.

Table 1.4: Exploration Drilling Summary for YPH
Year	Group	№ Holes Drilled
1966	Yunnan Geological Bureau	7
1973	Yunnan Geological Bureau	71
1974-1980	Yunnan Geological Bureau	47
2009	Yunnan Chemical geological team	37
2010	Yunnan Chemical geological team	30
2011	Yunnan Chemical geological team	85
2014	Yunnan Chemical geological team	23
Total		300

Exploration core samples were collected using 0.2 m to 1.5 m intervals, with some on 2.0 m intervals. Based on visually identifiable stratigraphic boundaries to ensure sample representativeness. Determination of the mineralisation included visual identification of mineralised intervals by a senior geologist using lithological characteristics including siltstone, dolomite, banded phosphorite, oolitic phosphorite, bioclastic and sandy phosphorite. A visual distinction between some units, particularly where geological contacts were gradational was initially made. Final unit contacts were then determined once assay data were available, and the geological logging was updated. Core samples have been geologically logged to a high level of detail, such that there are lithological intervals for each drillhole, with a correlated geological/lithological unit assigned to each interval.

The QP was not directly involved during the exploration drilling programmes; however, the visual identification of mineralised zones and the process for updating geological units and mineralised contacts was reviewed by the QP. The QP has evaluated the mineralised intervals against the analytical results and agrees with the methodology used to determine the mineralisation.

1.6	Sample Preparation, Analyses, and Security

Sampling, assaying and QA/QC for exploration at the Haikou deposit followed the Geological and Mineral Industry Standard of the People’s Republic of China as per “DZ/T 0209-2002” implementation for phosphorous mineral exploration and that of the DZ/T 130-2006 for Geological Mineral Laboratory Test Quality Management Specification. The Haikou laboratory is not accredited.

Core samples were processed, crushed, screened, blended, split, and a sub-sample ground for chemical analysis. The sample preparation process ensured a less than 5 % sample loss during crushing and 3 % after splitting. The sample preparation approach followed the China exploration standards of “Sampling rules and methods for geological survey of metal and nonmetal minerals” as described below:

•	Sample (2.5 kg) crushed to -10 mm.
•	Drying at 150° C for 30 minutes.
•	Crushed to 3 – 4 mm until 100 % passing 4 mm sieve.
•	Splitting to produce a 600 g sample.
•	Sub-sampling to 100 g (remaining 500 g was retained, bagged and stored).
•	Drying at 150° C for 10 minutes.
•	Grinding until 100 % passing 100 mesh.
•	Sample is bagged and sent for analysis.

Core samples of the phosphate bearing layers of economic value as well as a few metres of overburden and interburden material immediate to the roof or floor of the phosphate layer were also analysed for P2O5 % and acid insoluble material (HP). Further analysis was carried for MgO, CaO, CO2, SiO2, Al2O3, Fe2O3, and F using a larger composite sample that generally represented the full length of the mineralised phosphate seam. Composite samples were generated by combining the existing duplicate pulps of the individual core samples. The analytical methods follow the Chemical Industry Standard of the People's Republic of China specific to Phosphate (DZ/T0209-2002).

Historical documentation indicates that both commercial and in-house developed standards were used throughout various periods and inserted as part of internal and external check analysis. Commercially prepared standards were sourced from the Chemical Mineral Geology Institute and in-house developed standards were produced from samples prepared and tested by at least three laboratories and were required to produce similar results and within an acceptable level of error. The QP has not been able to locate the results of the checks on standards and recommends an extended search to locate and store historical results of checks on standard tests.

During the exploration drilling programmes, internal and external check sample were carried out. Duplicates measure the inherent variability and analytical precision of the primary laboratory while replicates measure analytical variability and precision of the primary laboratory. The analysis was undertaken using pulp samples. No field duplicate analysis was undertaken.

The internal and external check analysis were exhaustive with more than 15 % of the samples from the upper and lower phosphate layers being checked externally and more than 70 % checked internally as pulp repeats. The QP considers the results show an acceptable level of repeatability with most of the results within twice the standard deviation, almost all results greater than two standard deviations were re-analysed. The QP recommends twinning drillhole pairs as part of any future drilling programmes to allow for a more robust review of sample representativeness. In addition, future exploration drilling programmes should include a full suite of QA/QC samples including duplicates, certified reference materials and blanks.

1.7	Data Verification

A site visit by QP’s from WAI was conducted from January 16 to 17, 2025. The project site, mining and processing operations, and technical services were visited and included the following inspections:

•	Open pit surface geology, mineralisation and lithological descriptions.
•	Extent of exploration work completed to date.
•	Review of core/sample logging, sampling, preparation and analysis procedures.
•	Core store.
•	Sample preparation and analytical laboratory.
•	Data storage procedures.
•	Review of drillhole databases.

Overall, the inspections confirmed the geological understanding of the deposit and no significant issues in terms of the procedures used for data collection, data entry or data storage were identified by the QP. The QP recommends the current core storage facility should be upgraded and expanded to improve access and storage of archived drill core.

In 2021, QPs from Golder Associates (WSP) visited the Haikou mine and reviewed the practices and estimation methods undertaken for reporting of Mineral Resources and Mineral Reserves. The review was supported by evidence obtained during Golder Associates site visit and observations, and were supported by details of exploration results, analyses, visual inspection, and other evidence and information supplied by YPH. Golder Associates found the sampling techniques, analysis, QA/QC and drilling database were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates.

1.8	Mineral Processing and Metallurgical Testing

Metallurgical test work on phosphate ores from the Haikou deposit has been undertaken by several testing facilities since 1978 to investigate the recovery of phosphate. Test work included the following:

•	In 1978, selected samples were taken from Blocks 1 and 2 and sent to the Bureau of Mines of the United States Department of the Interior for beneficiation testing.
•	In 1978 - 1979, the Chemical Mine Design Institute of the Ministry of Chemical Industry carried out washability tests on samples from upper and lower phosphate seams of Blocks 3 and 4.
•	In 2007, the Research and Development centre of Yunnan Phosphating Group Co. Ltd. completed flotation tests on Haikou low-grade ore.

The programmes involved mineral processing investigations using screening, size separation, and reverse-flotation to concentrate the different ore types and grades, on which the process design for the Haikou beneficiation plants has been derived.

1.9	Mineral Resource Estimates

The Mineral Resources for the Haikou mine have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

It is the opinion of the QP that the Mineral Resource models presented in this report are representative of the informing data and that the data is of sufficient quality and quantity to support the Mineral Resource estimate to the classifications applied.

A summary of the Mineral Resources at the Haikou mine is presented in Table 1.5 with an effective date of December 31, 2024.

Table 1.5: Summary of Mineral Resources for the Haikou Mine - December 31, 2024
Classification	Tonnes (Mt)	KCl (%)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)
Measured	3.0	22.3	0.67	0.33
Indicated	2.3	24.0	0.55	0.28
Measured + Indicated	5.3	23.0	1.22	0.61
Inferred	0.2	20.0	0.04	0.02

Notes:

1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by YPH and reviewed and accepted by WAI.
3.	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.
4.
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Resources are estimated at a cut-off grade of 15% P2O5 and a minimum seam thickness of 1.0m.
7.	Mineral Resources are estimated using average dry densities ranging from 2.29 to 2.78 t/m3.
8.	Mineral Resources are estimated using a beneficiation plant metallurgical recovery of 86.9%.
9.
Mineral Resources are estimated using the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products and an exchange rate of 7.20 RMB per U.S dollar.

1.10	Mineral Reserve Estimates

Mineral Reserves have been classified in accordance with the definitions for Mineral Reserves in S-K 1300. Measured Mineral Resources were converted to Proven Mineral Reserves. Indicated Mineral Resources were not required to be converted to Mineral Reserves because sufficient Measured Mineral Resources are available for the life of mine (LOM), up to the January 2043 concession expiry.  Inferred Mineral Resources within the mine designs were not converted to Mineral Reserves.

A summary of the Mineral Reserves at the Haikou mine is presented in Table 1.6 with an effective date of December 31, 2024.

Table 1.6: Summary of Mineral Reserves for the Haikou Mine - December 31, 2024
Classification	Tonnes (Mt)	KCl (%)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)
Proven	44.5	21.6	9.6	4.8
Probable	-	-	-	-
Proven + Probable	44.5	21.6	9.6	4.8

Notes:

1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by YPH and reviewed and accepted by WAI.
3.	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the beneficiation plants.
4.
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated at a cut-off grade of 15% P2O5.
7.	A minimum mining width of 1.0m was used.
8.	Mineral Reserves are estimated using a beneficiation plant metallurgical recovery of 86.9%.
9.
Mineral Reserves are estimated using the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products and an exchange rate of 7.20 RMB per U.S dollar.

1.11	Mining Methods

The mining method used at Haikou is open pit mining using traditional shovel and truck operations. A range of shovel and truck combinations are used and allow for a high degree of mining selectivity. Mining uses a combination of owner operated and contractor mining. Most of the mining operation is by contractor while YPH operates some overburden stripping. The orebody consists of two gently dipping phosphate seams and there are four primary mining areas (Blocks 1 to 4), each mined as a pair of layers. The first stage is overburden removal, then the Upper Phosphate layer is mined, followed by the interburden and then finally the Lower Phosphate layer. Each of the Blocks is mined in a series of strips sequentially.

Production tasks for the mining operation are as follows:

•	Clearing and grubbing – Includes equipment and labour required to clear vegetation from disturbance areas within the pit.
•
Drilling and blasting – Drilling and blasting typically of the overburden or interburden utilises 10 m deep holes using a 150 mm diameter drill. The burden and spacing are typically 5 m × 4.5 m with a moderate powder factor. The phosphate ore is typically blasted when at least half of the ore is considered hard. Where the ore is amenable to free-digging, drilling and blasting is not required.

•	Overburden/interburden removal – Includes the equipment and labour costs necessary to remove all overburden and interburden material from the ore zones.
•	Ore mining – Includes the equipment and labour necessary to extract ore and deliver it to the primary crusher.
•	General pit support - Includes the equipment and labour required to maintain haul roads and perform other miscellaneous support tasks.
•	Progressive restoration is undertaken on areas where mining has been completed.

The LOM schedule for the Haikou mine runs from 2025 to 2042 (inclusive) and is limited by the concession expiry in January 2043. The LOM schedule assumes a reduction in mining rate at Haikou due to a permit requirement for an average ore mining rate of around 2.5 Mtpa over the total life of mine.

1.12	Processing and Recovery Methods

YPH operates beneficiation plants that process phosphate rock from the following sources:

•	Ore mined from Haikou open pit;
•	Mining of surface stockpiles; and
•	Phosphate rock purchased from third parties.

Ore processing at the beneficiation plants involves crushing, screening, flotation and scrubbing (in 2024, the scrubbing plant was re-configured to a dry crushing process). The beneficiation plants produce phosphate concentrate which is transported to the 3C chemical plant for further processing into acids and fertilizers. This chemical processing stage involves attacking the beneficiated ores with sulphuric acid to produce phosphoric acid and from that to produce fertilizer products and purified phosphoric acids.

Both stages and associated plants employ state of the art technologies, typical in the phosphate industry.

The flotation plant processes low-grade phosphate and blends low grade with medium grade from the mine or purchased phosphate. Phosphate as low as 15 % P2O5 can be enriched to a saleable product. The flotation plant is based on reverse-flotation where the carbonates (mainly dolomite) are removed (floated) and sent to a tailings pond. The phosphate flotation tails (concentrate) are produced with 10 flotation cells, having a volume of 50 m3 each. The flotation plant can process 3.4 Mtpa of feed material. The flotation process does not include de-sliming, meaning there is no fines separation and removal, and all the ground phosphate directly reports to the flotation cells. The only waste material is the flotation froth mainly composed of carbonates rejects.  As a result, the recoveries are typically high. The Haikou mine also uses optical sorting to enable intermediate grade phosphate to be separated from waste rock ahead of the flotation process. This inclusion has enabled lower grade ore fractions to be included in the ore stream at lower unit costs of beneficiation. The annual concentrate from the flotation plant is around 2.2 Mt and is pumped as a slurry to the 3C chemical plant via a 6.5 km pipeline.

The scrubbing plant used only medium-high grade phosphate, mined, or purchased. The process is based only on removal of the fine materials after crushing, washing, and separating. In 2024, the scrubbing plant was re-configured to a dry crushing process. Concentrate produced from medium grade ore is transported to the flotation plant for further beneficiation, while concentrate produced from higher grade ore is transported to the 3C chemical plant.

The average grade of the phosphate before beneficiation is approximately 21 – 22 %P2O5, and after beneficiation is 28 %P2O5. Average metallurgical recovery through the beneficiation plants is 86.9%.

The phosphate concentrate produced by the beneficiation plants is transported to the 3C chemical plant and is a classic fertilizer and acid plant using traditional technology and includes 4 sulphuric acid plants, 3 green phosphoric acid plants, 2 white phosphoric acid plant and 6 fertilizers factories. Products include green phosphoric acid, white phosphoric acid (technical grade and food grade), speciality fertilizers (MAP73, MKP, MPK and liquid fertilizer) and fertilizers (TSP, NPS, MAP and DAP).

1.13	Infrastructure

Infrastructure associated with the Haikou mine includes the Haikou open pit, beneficiation plants and associated infrastructure, offices and technical services buildings and accommodation block, the 3C chemical plant, tailings storage facilities, rail line and load out facilities and port facilities at QinZhou and Fangchengang. The Haikou mining district is densely populated and heavily industrialised with a well-developed infrastructure network and is linked regionally with good quality roads and highways.

The mine and processing plant are supplied with mains supplied electricity with the region being a major supplier of hydroelectric power. In addition, power is generated from the sulphuric acid plants.

1.14	Market Studies

Products from the Haikou mine are sold under contracts to customers mainly in northern China by train or from the ports of QinZhou and Fangchengang, while a small part is transported to customers in the Yunnan region.

YPH has used the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products for estimation of Mineral Resources and Mineral Reserves.

1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups

YPH is governed by Chinese laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

It is the QP’s opinion that YPH’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by YPH are sufficient to ensure that the operation is conducted within the Chinese regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

1.16	Capital, Operating Costs and Economic Analysis

The Haikou mine is currently producing and there is no pre-production capital. On a 50 % attributable basis reflecting ICL’s ownership in the Joint Venture, capital costs over the LOM total $309.3 million with an additional $23.4 million estimated for closure, and operating costs over the LOM total $1,794.9 million.

The economic analysis is based on Proven Mineral Reserves, economic assumptions, and capital and operating costs in the LOM schedule. The analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The DCF model confirmed that the Haikou Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model on a 50 % attributable basis (reflecting ICL’s ownership in the Joint Venture) showed an after-tax NPV, at 7 % discount rate of $363.7 million.

1.17	Interpretation and Conclusions

The QPs have reviewed the licensing, geology, exploration, Mineral Resources and Mineral Reserve estimation methods, mining, mineral processing, infrastructure requirements, environmental, permitting, social considerations and financial information.

The QPs consider the Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.

The QPs consider the Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.

1.18	Recommendations

The QPs make the following recommendations for the respective study areas:

1.18.1	Geology and Mineral Resources

•	Update the geological model on a regular basis to incorporate detailed geological mapping as a greater proportion of deposit is exposed.
•	Preserve historic drill core contained in the existing core shed and consider relocating this core to a larger storage facility.
•
To further enhance the verification process, the QP recommends twinning drillhole pairs as part of any future exploration drilling programmes to allow for a more robust view of sample representativeness.

•
In addition, to allow a more robust view of the accuracy and precision of sample preparation and laboratory analysis, the QP recommends future exploration drilling programmes should include a full suite of QA/QC samples including duplicates, certified reference materials and blanks.

•	Locate and store all historical results of QA/QC checks and standard tests.
•
The QP recommends that a 3D block modelling approach should be considered by YPH for future Mineral Resource estimates. This would aid visualisation and communication of the resource model and integration with mine planning, scheduling and regular reconciliations with production data.

1.18.2	Mining and Mineral Reserves

•
The life of mine schedule assumes a reduction in mining rate at Haikou due to a permit requirement for an average ore mining rate of around 2.5 Mtpa over the total life of mine. To maintain current production capacity, additional phosphate rock for processing will be purchased from third parties. In addition, the mining concession for the Baitacun deposit is currently in the process of being renewed by YPH. It is recommended that technical studies should be undertaken to assess the potential for Baitacun as an additional source of phosphate rock.

•	The QP recommends that a schedule defining the annual feed to the beneficiation plants should be undertaken by YPH inclusive of mined, stockpile and purchased material.
•	Undertake regular reconciliations of mining production data against the geological model.

1.18.3	Mineral Processing

•
The YPH beneficiation plants and the 3C chemical plant have operated in a steady state for many years. As such no further recommendations are made by the QP other than to continue with ongoing optimisation studies.

1.18.4	Environmental Studies, Permitting and Social or Community Impact

•
Whilst the Haikou mine is in a constant state of progressive restoration of depleted open pits, it is recommended that a Mine and Facility Closure Plan is developed in order to align with accepted international best practice.

2	INTRODUCTION

2.1	Terms of Reference and Purpose of the Report

This Technical Report Summary (TRS) on the Haikou mining operation, located in China was prepared and issued by Wardell Armstong International Limited (part of SLR Consulting Limited). The purpose of this TRS is to support the disclosure of the Haikou mining operation Mineral Resource and Mineral Reserve estimates as of December 31, 2024. This TRS conforms to the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

ICL is a multi-national company that develops, produces and markets fertilizers, metals and special purpose chemical products. ICL shares are traded on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (TASE). ICL has its headquarters in Tel Aviv, Israel. ICL owns a 50% interest in the mineral rights for the Property through Yunnan Phosphate Haikou (YPH), a consolidated subsidiary of ICL. In 2015, under YPH, ICL entered a joint venture with Yuntianhua Corporation Ltd. (YYTH), the owners of the Property at the time. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50 % minority interest in YPH.

The Property is located in the Xishan district in southwest China, 30 km southwest of the city of Kunming and has a concession area of 9.6 km2.

The Property is an operating open pit phosphate mine. Mining is conducted using conventional open pit methods to extract phosphate rock. Mineral processing is undertaken at beneficiation plants located at the mine and the ore is processed by flotation and scrubbing (in 2024, the scrubbing plant was re-configured to a dry crushing process). Phosphate rock from surface stockpiles and phosphate rock purchased from third parties is also processed. However, no Mineral Resources or Mineral Reserves are estimated for these and no revenue from these sources has been included in the economic analysis.

Phosphate concentrate produced by the beneficiation plants is used for further processing into acid and fertilizer products at an on-site processing plant (3C chemical plant). In 2024, a total of 694 kt of green phosphoric acid products, 124 kt of white phosphoric acid products, 152 kt of speciality fertilizers and 605 kt of fertilizers were produced.

As of the Effective Date, the total Proven and Probable Mineral Reserves of the Haikou mine are 44.5 Mt at an average grade of 21.6 %P2O5. The Mineral Reserves will be mined based on the current life of mine (LOM) plan which runs from 2025 to 2042 (inclusive).

2.2	Qualified Persons or Firms and Site Visits

The Qualified Persons preparing this report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, open pit mining, geotechnical, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

WAI serves as the Qualified Firm for all sections of this Technical Report Summary in compliance with 17 CFR § 229.1302 (b)(1)(i) and (ii) qualified person definition.

WAI has provided the mineral industry with specialised geological, mining engineering, mineral processing, infrastructure, environmental and social, and project economics expertise since 1987. Initially as an independent company, but from 1999 as part of the Wardell Armstrong Group (WA) and from 2024 as part of SLR Consulting Limited. WAI’s experience is worldwide and has been developed in the industrial minerals and metalliferous mining sectors.

A site visit to the Haikou mine was undertaken by Qualified Persons of WAI from January 16 to 17, 2025. The site visit included a tour of the operation, and the following areas were inspected:

•	YPH main offices for safety induction.
•	Haikou open pit.
•	Stockpiles.
•	Core shed.
•	Sample preparation and laboratory.
•	Technical services.
•	Mining control office and truck dispatch.
•	Dry processing and crushing facilities.
•	Flotation plant.
•	Flotation and gypsum tailings storage facilities (TSFs) and tailings control office.
•	3C chemical plant.
•	Innovation and testing centre.
•	Workshop and truckstop facilities.

2.3	Sources of Information

This Technical Report Summary has been prepared by WAI for ICL. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report.
•	Documentation for licensing and permitting, published government reports and public information as included in Section 24 (References) of this report and cited in this report.
•	Assumptions, conditions, and qualifications as set forth in this report.
•	Data, reports, and other information supplied by ICL and other third-party sources as listed below.

Discussions in relation to past and current operations at the Haikou Property were held with YPH geologists, mining, mineral processing and environmental engineers. In addition, discussions were held with the following personnel from ICL:

•	Ms. Chen Meshulami, Financial Director.
•	Ms. Dganit Hagag, Integration Manager.
•	Mr. Nadav Turner, CEO.

The third-party sources providing information in support of this report are:

•	Golder Associates (WSP)

2.4	Previously Filed Technical Report Summary Reports

A TRS was prepared by WAI, on behalf of ICL and was titled “S-K 1300 Technical Report Summary, Boulby (UK), Cabanasses and Vilafruns (Spain), Rotem (Israel), Dead Sea Works (Israel), and Haikou (China) Properties” and was dated February 22, 2022. The purpose of the TRS was to support the disclosure of Mineral Resources and Mineral Reserves on the Properties as of December 31, 2021, in the yearly reporting on Form 20-F filed with the SEC. The TRS was the first filing of a Technical Report Summary on the Property. This report supersedes information in the previously filed TRS pertaining to the Haikou mining operation.

This report supersedes information in the previously filed TRS pertaining to the Haikou mining operation.

2.5	Forward-Looking Statements

This Technical Report Summary contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate”, "strive", "forecast", "targets" and “potential,” among others. In making such forward looking statements, the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, has been relied on.

Such forward-looking statements include, but are not limited to, statements regarding ICL’s intent, belief or current expectations. Forward-looking statements are based on ICL management’s beliefs and assumptions and on information currently available. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting ability to export products overseas; changes in exchange rates or prices compared to those currently being experienced; general market, political or economic conditions; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of data security, or service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from cost reduction programs according to the expected timetable; inability to access capital markets on favourable terms; cyclicality of our businesses; ICL is exposed to risks relating to its current and future activity in emerging markets; changes in demand for fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond its control; ability to secure approvals and permits from authorities to continue mining operations; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure safety of workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability; filing of class actions and derivative actions against ICL, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed in “Item 3 – Key Information— D. Risk Factors” in ICL’s 2024 Annual Report on Form 20-F.

Forward looking statements speak only as of the date they are made, and, except as otherwise required by law, ICL does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

2.6	Units and Abbreviations

All units of measurement used in this Technical Report are reported in the Système Internationale d’Unités (SI), as utilised by international mining industries, including: metric tonnes (tonnes, t), million metric tonnes (Mt), kilograms (kg) and grams (g) for weight; kilometres (km), metres (m), centimetres (cm) or millimetres (mm) for distance; cubic metres (m3), litres (l), millilitres (ml) or cubic centimetres (cm3) for volume, square metres (m2), acres, square kilometres (km2) or hectares (ha) for area, and tonnes per cubic metre (t/m3) for density.  Elevations are given in metres above sea level (masl).

Unless stated otherwise, all currency amounts are stated in United States dollars (US$ or $). Chinese renminbi (RMB) have been converted to United States dollars at an exchange rate of $ 1.00 equals RMB 7.20. The units of measure presented in this report are metric units. Grade of the main element (P2O5) is reported in percentage (%). Tonnage is reported as metric tonnes (t), unless otherwise specified.

Abbreviations used in this report are summarised below:

Acronym / Abbreviation	Definition
°C	Degrees Celsius
2D	Two-dimensional
3D	Three-dimensional
AA	Atomic Absorption
AAS	Atomic Absorption Spectrometry
ADT	Articulated Dump Truck (mining class of truck)
AGI	American Geologic Institute
AI	Acid Insoluble assays
Al2O3	Aluminium Oxide
ANFO	Ammonium Nitrate Fuel Oil (bulk explosive)
BAT	Best Available Technology or Best Available Techniques
BCM or bcm	Bank Cubic Meter
bhp	Brake Horse Power
BOT	Build-Operate-Transfer
Ca2+	Calcium ions
CaCl2	Calcium chloride
CaO	Calcium Oxide
Cd	Cadmium
CEMS	Constant Emissions Monitoring Systems
CO2	Carbon dioxide
COG	Cut-off Grade
CORS	Continuously Operating Reference Station
CRM	Certified Reference Materials
DAP	Diammonium Phosphate
Datamine	3D geological modelling, mine design and production planning software
EA	Environmental Assessment
EDA	Exploratory data analysis
EHS&S	Environment, Health, Safety and Sustainability
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMS	Environmental Management System
EPR	Environmental Permitting Regulations
ESG	Economic and environmental, Social, Governance
ESIA	Environmental and Social Impact Assessment
F	Florine
Fe	Iron

Acronym / Abbreviation	Definition
Fe2O3	Iron Oxide or ferric oxide
FOB	Free on Board / Freight on Board
FS	Feasibility Study
GHG	Greenhouse Gas
GIS	Geographical Information Services
GPS	Global Positioning System
GRI	Global Reporting Initiative
GSSP	Granular Single Superphosphate
GTSP	Granular Triple Superphosphate
GWh	Gigawatt hour
H&S	Health and Safety
Ha	Hectare (10,000m2)
HFO	Heavy Fuel Oil
HNO3	Nitric acid
HOM	Has Only Mineral Rights. On mine reference to an area within the concession with constraints on surface rights
HQ	63.5 mm diameter drill core
hr	Hour/s
ICL	ICL Group Ltd.
ID	Identification (number or reference)
IPPC	Integrated Pollution Prevention Control
JV	Joint Venture
K	Potassium
K2O	Potassium oxide
kV	Kilovolt
kW	Kilowatt
kWh	Kilowatt hour
kWh/t	Kilowatt hour per tonne
LFO	Light Fuel Oil
LIMS	Laboratory Information Management System
LOM	Life of Mine
LTA	Lost Time Analysis
M	Million(s)
Ma	Million years ago
MAP	Mono Ammonium Phosphate
MAPGIS	GIS Mapping Software
mbsl	Metres below sea level
MGA	Merchant Grade Acid
MgCl2	Magnesium chloride
MgO	Magnesium Oxide
MKP	Mono Ammonium Phosphate+ Potash
MOP	Muriate of potash
MPK	Water-soluble Fertilizer

Acronym / Abbreviation	Definition
MRMR	Mining Rock Mass Rating
Mtpa	Million tonnes per annum
MW	Megawatt
MWh	Megawatt hour
NaCl	Sodium Chloride (salt)
NBTU	Not Belong To Us. On mine reference to an area within the concession previously with constraints on surface rights but acquired by YPH in 2024
NPS	Mono Ammonium Phosphate+ Sulphur
NQ	47.6 mm diameter drill core
OEE	Overall Equipment Effectiveness
P2O5	Phosphorus pentoxide
Pa	Pascal (measurement of vacuum gas pressure)
PFS	Prefeasibility Study
ppm	parts per million
QA/QC	Quality Assurance and Quality Control
QMS	Quality Management System
QP	Qualified Person
RAB	Rotary Air Blast
RMR	Rock Mass Rating
ROM	Run of Mine
rpm	revolutions per minute
SEC	U.S. Securities and Exchange Commission
SiO2	Silicon Dioxide
SLR	SLR Consulting Limited
SRM	Standard Reference Materials
SSP	Single Superphosphate
t	Tonne metric unit of mass (1,000kg or 2,204.6 lb)
t/a or tpa	Tonnes per annum
t/d or tpd	Tonnes per day
t/h or tph	Tonnes per hour
TSF	Tailings Storage Facility
TOC	Total Organic Carbon
TRS	(S-K 1300) Technical Report Summary
TSP	Triple Super Phosphate
UTM	Universal Transverse Mercator
Vulcan	3D geological modelling, mine design and production planning software
WAI	Wardell Armstrong International
XRD	X-ray powder Diffraction
XRF	X-ray powder Fluorescence

3	PROPERTY DESCRIPTION

The Haikou mine is an open pit phosphate mine located in southwest China, in the Xishan district and approximately 30 km southwest of Kunming City. The Property is operating and includes the Haikou mine and associated facilities, beneficiation plants, the 3C chemical plant fertilizer and acid processing facilities, transportation facilities (including rail), port facilities at QinZhou and Fangchengang and two plants for production of downstream products – one located close to the Haikou mine and the other near to Kunming airport. The Property has a concession area of approximately 9.6 km2.

The Haikou mine is approximately centred on the geographic coordinates: latitude 24°46’02”N and longitude 102°33’38”E.

The location of the Haikou mine is shown in Figure 3.1 and Figure 3.2.

Figure 3.1: Location of the Haikou Mine, Southwest China

N
W
E
S
Haikou Mine
Kunming
昆明市
Dianchi
滇池
PANLONG DISTRICT
DABANQIAO RESIDENTIAL DISTRICT
XIAOBANQIAO RESIDENTIAL DISTRICT
JINCHENGZHEN
Fuxian Lake
5 km

Figure 3.2: Location of the Haikou Mine in Relation to Kunming City

3.1	Tenure

3.1.1	Haikou Concession

YPH holds a concession for the Haikou mine that was issued in 2015 by the Division of Land and Resources of the Yunnan district and is valid until January 2043. In 2024, YPH acquired the surface rights for an area (hereinafter – the NBTU Area) located in the southwest of the concession. YPH now holds the surface rights for most of the concession area and in 2025 will continue to work to acquire the surface rights for a remaining area (hereinafter – the HOM Area) located in the southeast of the concession. YPH anticipates this will be completed by the end of 2026 and does not affect the right or ability to perform the proposed work on the Property. The extent of the concession area is shown in Figure 3.3.

Figure 3.3: YPH Concession Area

3.1.2	Baitacun Concession

A mining concession for the Baitacun deposit (located to the northeast of the Haikou mine) was issued to YPH in 2015. The concession expired in April 2023, and YPH is currently working to renew the concession for an additional ten years. No Mineral Resources or Mineral Reserves are reported for the Baitacun deposit. The location of the Baitacun deposit in relation to the Haikou mine is shown in Figure 3.4.

Figure 3.4: Location of the Baitacun Deposit in Relation to the Haikou Mine

3.2	Agreements

In 2016, a subsidiary of YYTH (hereinafter – YPC) issued a statement whereby in 2010 it entered into agreements with the local authority of Jinning County. Yunnan Province and Jinning Lindu Mining Development and Construction Co. Ltd (hereinafter – Lindu Company), according to which Lindu Company is permitted to mine up to two million tonnes of phosphate rock from a certain area measuring 0.414 km2 within the area of the Haikou mine (hereinafter – the Daqing Area) and to sell such phosphate rock to any third party in its own discretion. In 2024, an agreement was reached between YPH, Lindu Company and YPC. Under this agreement, Lindu Company will be allowed to complete its mining activities in the Daqing Area, with a limit of up to 2 million tonnes. In exchange, YPC will compensate YPH by providing the same quantity and quality of rock that Lindu Company mined within a maximum of five years.

3.3	Royalties

With respect to mining rights, and in accordance with China "Natural Resources Tax Law", YPH pays royalties of 8 % on the selling price based on the market price of the rock prior to its processing.

3.4	Environmental Liabilities and Permitting Requirements

The life of mine schedule assumes a reduction in mining rate at Haikou due to a permit requirement for an average ore mining rate of around 2.5 Mtpa over the total life of mine.

WAI is not aware of any environmental liabilities on the Property. YPH has all the required permits to conduct the proposed work on the Property and to continue production as planned. WAI is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work on the Property.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Accessibility

The Haikou mine is located 30 km southwest of the city of Kunming and can be accessed by the G56 highway from Kunming which connects to the SO501 and then the G5601 highway which is located 6 km to the east of the Haikou site. This is the provincial main highway Jin'an Expressway, which leads to Anning and Jinning. The S33 highway (Gaohai Expressway) is located 12 km east of the Haikou site and runs along the western shore of Dianchi lake and also connects to Kunming city.

The region has an extensive road network and is also served by extensive rail links. The Haikou mine has a dedicated railway line within 6 km of the main highway and is used for product transportation to port facilities at QinZhou and Fangchengang. About 7 km east of the mine is the Kunming-ZhongYicun-Yuxi railroad station at Baitacun, and to the north is the Reading Shop station which is connected to the Chengkun Railway and can reach Kunming and Guiyang to the east and Dadu to the west.

The city of Kunming is a major city with more than 4 million inhabitants and is well served with transport links including an international airport.

4.2	Climate

The Kunming area has a mild temperate climate with a short dry winter period. The average annual temperature in the region is 15.4 °C, the average temperature of the hottest month is 19.3 °C, and the extreme maximum temperature is 31.6 °C.  The average rainfall is 1,010 mm, the rainy season is from May to October each year, accounting for 86 % of the annual rainfall. The average evaporation is 1,863 mm, with the maximum evaporation at 2,126 mm and the minimum evaporation at 484 mm.

4.3	Local Resources

The Haikou operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity of the city of Kunming. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity and water.

4.4	Infrastructure

The Haikou mine is an established operation and has the following infrastructure:

•	Open pit mine at Haikou including Blocks 1 – 4.
•	Beneficiation plants.
•	Fertilizer and acid processing facilities (3C chemical plant).
•	Run of Mine (ROM) crusher system.
•	Stockpiles.
•	Waste dumps.
•	Tailings Storage Facilities (TSFs) including flotation TSF and gypsum TSF.
•	Rail transportation facilities and load outs.
•	Power including:
o	National electricity grid connection and
o	Power produced by the sulphuric acid plants at the 3C chemical plant.

•	Process and potable water sources – supplied by national water network.
•	Truckstops and truck washes.
•	Stores and workshops.
•	Mine offices and change houses.
•	Administration offices.
•	Accommodation camp.
•	Cafeterias.
•	Medical services facilities.
•	Sample preparation facility and analytical laboratory.
•	Research and Development (R&D) facility.
•	Explosive magazines.
•	Port facilities and storage at QinZhou and Fangchengang.

The QP is of the opinion that there is sufficient land, water, power, transport facilities and personnel availability to support the declaration of Mineral Resources, Mineral Reserves and the proposed life of mine plan.

4.5	Physiography

The area around the Haikou mine in Kunming and Jinning is a basin-shaped terrain, and the terrain around the mine is of mid and low mountainous terrain with erosions cutting through, where the mountain peaks are undulating, and the valleys have developed. The mountain range extends from northwest to southeast. The terrain is generally high in the southwest and low in the north and east; the north-east slope of the mountain ridge is gentle, and the south-west slope is steep.

The highest elevation of the mine area is at the south-central part of the mine area, with an elevation of 2,482 masl.  The lowest elevation is in the northern part of the mine area, with an elevation of 2,070 masl.

A view of Block 3 at the Haikou mine is shown in Figure 4.1 and shows the general physiography.

Figure 4.1: View of Block 3 Showing General Physiography of the Haikou Mine

5	HISTORY

5.1	Ownership and Development History

Following approval by the Yunnan provincial government, the Haikou mine was constructed in 1966. The mine was designed by the Chinese Chemical Mine Design Institute with a planned run of mine (ROM) capacity of 0.4 Mtpa resulting in the production of 0.1 Mtpa of phosphate concentrate.

In 1972, the capacity reached 0.2 Mtpa. Meanwhile, the Yunnan Provincial Planned Economy Commission requested the capacity of the Haikou mine be increased to 1.5 Mtpa and submitted a plan to the Ministry of Fuel Chemical Industry which was approved in May 1974. The Liaoning Coal Mine Design and Research Institute submitted a preliminary design scheme of the first four mining areas in September 1974. However, due to state adjusted economics of the Project, the expansion to 1.5 Mtpa was postponed.

In September 1978, Haikou mine submitted a design scheme for 0.3 Mtpa in the northern area of Block 2. Thereafter, the State decided to restore the construction of Haikou mine and approved the building of a mining project producing 0.6 Mtpa. The Mine Design & Research Institute of the Chemical Ministry submitted the preliminary design to the ministry in August 1987, and the Chemical Ministry approved the design in November 1987.

In 2005, Yuntianhua Corporation Ltd. (YYTH) was authorized to build a 2 Mtpa beneficiation plant and construction was completed in 2007. Mining capacity was 2.1 Mtpa and beneficiation plants included a scrubbing plant with a capacity to process 1 Mtpa and a flotation plant with a capacity to process 2 Mtpa.

In 2015, under YPH, ICL entered a joint venture with YYTH. Following some technological improvements, the mining capacity increased to 2.4 Mtpa, and it reached 2.5 Mtpa in 2017 allowing the production of up to 1.6 Mtpa of phosphate concentrate. The scrubbing plant was shut down in 2016 and it was re-opened in 2020 and operated at less than capacity. In 2024, the scrubbing plant was re-configured to a dry crushing process.

In 2021, an expansion to the flotation plant was completed and increased the total flotation capacity of the mine to allow processing of up to 3.4 Mtpa of phosphate ore and producing approximately 2.2 Mtpa of phosphate concentrate. A summary of the production by the beneficiation plants at Haikou from 2022 to 2024 (following the expansion to the flotation plant) is shown Table 5.1.

Table 5.1: Summary of Beneficiation Plants Production for 2022 to 2024
	Unit	2022	2023	2024
Source
Ore mined from Haikou open pit	kt	3,223	3,646	3,575
Rock purchased from third-parties	kt	50	34	416
Rock from stockpiles	kt	343	399	232
Feed to Beneficiation Plants
Flotation plant	kt	3,291	3,389	3,440
Scrubbing plant	kt	432	520	555
Total	kt	3,723	3,909	3,995
Phosphate Concentrate Production
Flotation plant	kt	2,110	2,154	2,170
Scrubbing plant	kt	386	503	544
Total	kt	2,497	2,657	2,715

A summary of the production by the 3C chemical plant using the concentrate produced by the beneficiation plants from 2022 to 2024 is shown in Table 5.2.

Table 5.2: 3C Chemical Plant Production for 2022 to 2024
	Unit	2022	2023	2024
Phosphate Concentrate Feed	kt	2,497	2,657	2,715
Products
Green phosphoric acid	kt	676	682	694
White phosphoric acid	kt	94	95	124
Speciality Fertilisers	kt	92	113	152
Fertilisers	kt	611	609	605

5.2	Exploration History

Numerous exploration campaigns have been undertaken at the Haikou deposit. The first was during the 1950s followed by significant campaigns in 1966, 1973 to 1974 and in the 1980s. A summary of the exploration history of the Haikou deposit is shown in Table 5.3.

Table 5.3: Exploration History
Year	Group Engaged	Activity
1955	528 geological team of Southwest Geological Bureau
Carried out exploration and evaluation of Kunyang phosphate rocks. Carried out 1:50000 geological mapping and mineral survey and evaluation on the peripheral areas from Jinning (Kunyang) in the south, Fumin in the north, Yimen and Bajie in the West and Jincheng in the East.

1966	Team 9 of Yunnan Geological Bureau	Completed a preliminary exploration and evaluation of the Haikou deposit on the north wing of xiangtiaochong anticline with 1:5000 geological mapping.
1973	13th geological team of Yunnan Geological Bureau
Completed the supplementary exploration work in Blocks 1 and 2 and submitted the detailed exploration report phase. The main physical work completed included 1:2000 geological survey over 4 km2, drilling of 3,167 m, shallow wells of 425 m and trenching 1,1000 m3.

1974	13th geological team of Yunnan Geological Bureau	Completed the supplementary exploration work in Block 3. Including 1:2000 geological survey over 4 km2, drilling of 1421 m, shallow wells of 99m and trenching of 1,135 m3.
1980	Yunnan Chemical geological team	Completed the exploration of Block 4 including 1:2000 geological survey of 1.8 km2, drilling of 2161 m, shallow wells of 83 m and trenching of 7,491 m3.
1991	Provincial Bureau of Geology and Mineral Resources	Approved the Haikou phosphate mining licence.
2008	Yunnan Geological Exploration Institute of Sinochem General Administration of Geology and mines	Completed the verification of resources and reserves in Blocks 1 – 4. Including 1:2000 geological survey and 1:1000 exploration line revision survey.
2009	Ministry of land and resources of the people's Republic of China	Approved the resource and reserve review and Filing Certificate of the verification report of Haikou phosphate rock resources and reserves in Kunming City, Yunnan Province.
2010	Yunnan Geological Exploration Institute of Sinochem General Administration of Geology and mines
Completed the field geological work of resources and reserves verification within the mining area of Haikou phosphate mine. Including 6.38 km2 geological survey and 17.7 km2, 1:1000 exploration line revision survey and establishment of 18 GPS E-class network. Submitted in Feb 2011.

2011	Yunnan Phosphate group
Applied to the Provincial Department of land and resources for expanding the mining area and production scale. Approval was granted for expansion from 9.3118 km2 to 9.6022 km2. Production scale was expanded from 600,000 tpa to 2.0 Mtpa.

2012	Yunnan Geological Exploration Institute of Sinochem Geology and Mines Bureau
Completed Verification Report on Phosphate Resources Reserves in Haikou and submitted to The Beijing China Mining Federation Consulting Centre for review and mining rights approval. The report and reported resources and reserves were approved accordingly.

2013	Yunnan Geological Survey Institute of Sinochem Geology and Mine Administration	Commissioned by Yunnan Phosphate Group Haikou Phosphate Co., Ltd. to carry out the 2013 dynamic measurement of the mine reserves of Haikou mine.
2014-2020	Yunnan Phosphate Group Engineering Construction Co., Ltd.	Completed annual reports on Dynamic Measurement of Mine Reserves.

6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

6.1	Regional Geology

The Haikou mine is located on the southwest edge of Yangzi platform and close to the west side of the Kunming Depression in Yunnan province. The deposit is part of an extensive marine sedimentary basin, predominantly stratiform argillaceous phosphorite of late Precambrian to early Cambrian age, located on both flanks of a gently folded, east west trending anticline (Xiang Tiachong anticline) (Figure 6.1). The exposed strata include the Dengying Formation of the Upper Sinian, the Yuhucun Formation of the Lower Cambrian, the Qiongzhushi Formation of the Lower Cambrian and Quaternary. The phosphate deposit is located in Yuhucun Formation of the Lower Cambrian.

102° 30′
Qiongzhusi
Kunming
25° 00′
Anning
Chenggong
Dianchi Lake
Haikou Town
Xiangtiaochong Anticline
Meishucun
Jincheng
Chengjiang
24° 40′
Jinning
Yuhucun
Fuxian Lake
Wangjiawan
5 km
103° 00′
Qujing
Yiliang
Shilin
Eshan
Shiping
Jianshui
Kaiyuan
50 km
Cenozoic strata
Mesozoic strata
Permian
Carboniferous and Permian
Carboniferous
Devonian and Carboniferous
Devonian
Cambrian
Sinian strata
Proterozoic Kunyang group
Fault
Haikou Mine

Figure 6.1: Geological Map of Kunming Area (after Lecai Xing et al, 2015)

The regional structure consists of two main systems that are north-south striking and east-west striking (Figure 6.2). The north-south structural belt passes through Dianchi Lake from the north of Kunming to the south with a length of more than 70 km. It consists of a long stretch of faults and some tight folds. The east-west tectonic belt, between Xianjie South of Anning and Jinning, is more than 20 km wide.

Figure 6.2: Structural Map of Yunnan Province
[ZF=Zhongdian fault, JF=Jianshui fault, QF=Qujiang fault (after Stanka Šebela et al 2006)]

6.2	Local and Property Geology

The Haikou phosphate deposit is part of an extensive marine sedimentary basin of late Precambrian to early Cambrian age. Phosphate accumulation was associated with multi-period strong crustal movement, movement of ocean wave and current, sediments and deposition of organic material.  The stratigraphy within the mine area (Figure 6.3) consists of (oldest to youngest):

•	Dengying Formation of Upper Sinian (Zzdn) - Yellow shale followed by 300 m thick layered dolomite.
•	Yuhucun Formation of Lower Cambrian (Ꞓ1y) - Phosphate rocks and interburden dolomite.
•	Qiongzhushi of Lower Cambrian (Ꞓ1g) - Pelletic siltstone.
•	Quaternary (Q) - Sandy clay (alluvial and pluvial clay and gravel).

N
Q
Q.
Haikou town
D
Є1g
Є1y
Є1y
Є1g
I'
Zzdn
Haikou phosphate deposit
I
Tien Lake
Q
Є1y
Є1g
Gucheng town
Q
Є1
D
C
Є1
D
Є1g
D
Q
Kunyang phosphate deposit
Pt
Jinning county
0 1 2 3 km
Fault
Quaternary (Q)
Carboniferous (C)
Devonian (D)
Qiongzhushi of Lower Cambrian (Є1g)
Yuhucun Formation of Lower Cambrian (Є1y)
Dengying Formation of Upper Sinian (Zzdn)
Presinian (Pt)
(a)
N
α= 32°
I'
W
E
I
S
EL=Elevation
1 100 m
2300
EL (m)
2200
I
Є1g
Є1y
I'
(b)

Figure 6.3: Local Geology of the Haikou Deposit (after Yu-You Yang 2014)

The Haikou deposit is in the Yuhucun Formation of the Lower Cambrian. A simplified general stratigraphy is presented in Table 6.1.

Table 6.1: Simplified General Stratigraphy of the Haikou Deposit
Age	Strata	Unit	Thickness (m)	Petrographic Description (Lithology)
Quaternary		Q	>40.0	Sandy clay; alluvial and pluvial clay and gravel
Lower Cambrian	Qiongzhushi	Ꞓ1g	>75.0	Pelitic siltstone
	Yuhucun Formation	Ꞓ1y	0.92 – 14.03	Phosphate rock; sandy phosphate rock
			1.76 – 22.46	Sandy dolomite
			2.55 – 17.33	Sandy phosphate rock; phosphate rock; phosphate rock with dolomite
			2.00 – 18.13	Layered siliceous dolomite
Upper Sinian	Dengying Formation	Zzdn	330	Yellow shale followed by 300m-thick layered dolomite

6.3	Mineralization

The Haikou deposit is located within the northern part of the Xiang Tiachong anticline which controls the orientation of the phosphate rock layers. Based on these orientations the deposit is subdivided into four mineralised blocks as shown in Figure 6.4.

Figure 6.4: Haikou Concession and Mineralised Blocks

A summary of the orientations of the strata within the blocks is provided below:

•	Block 1 – North central flank of the deposit with 12° strike orientation and plunging 5 - 10°.
•	Block 2 – Northwest flank of the deposit with 12° strike orientation and dipping 5 - 10°.
•	Block 3 – South to southeast flank of the deposit with a general strike of 120 - 130° plunging at 5 - 7° to southeast.
•
Block 4 – North-eastern flank with general strike of 32° plunging at 10° towards the northeast. This block is geologically more complex and is characterised by several local faults with several metres of displacement.

Within the blocks the phosphate mineralisation is hosted in two layers, an upper layer and a lower layer. Interburden is present between the phosphate layers and the entire package is overlain by siliceous dolomite. The various layers are summarised below:

•	Top siliceous dolomite of no economic value.
•
The upper phosphate layer of significant economic value. This generally comprises sandy phosphorite material on the upper parts, strips of phosphorite and dolomite layers at the middle followed by pseudo-oolitic phosphorite at the base. This subdivision is not consistent throughout the strike length of the Haikou deposit and some of the middle layers appear to be missing in certain places. Certain sections of pseudo-oolitic phosphorite are also thinner and occasionally distributed on the middle or top of the horizon. Conglomerate phosphorites are also present but are very sporadic with very small occurrences in the middle or bottom of the horizon. The thickness of the upper layer varies from 2.5 – 11.0 m and is about 7.6 m on average. An example of the upper layer phosphate at Block 3 is shown in Figure 6.5.

•
Interburden consisting of interbedded phosphate bearing sandy dolomite – locally enriched with sporadic low-grade ore, within shallow oxidised zones, but not of economic value. The average thickness of the interburden is 11.0 m.

•
The lower phosphate layer of better than marginal economic value. This has extremely stable and consistent bioclastic phosphorite on the top, followed by sandy phosphorite at the middle and pseudo-oolitic phosphorite, stripped (dolomitic) phosphorite and silicious phosphorite at the bottom of the horizon. The thickness of the lower layer, which is lower grade varies from 2.0 – 9.0 m and is about 6.1 m on average.

•	Base rock consisting of dolomite of the Dengying Formation of Upper Sinian (Zzdn) interbedded with silica textured stripes of no economic value.

Figure 6.5: Example of Upper Layer Phosphate in Block 3

The phosphate seams are interlayered and have three quality categories that determine the mining and processing methods:

•
Grade I (highest grade) > 30 % P2O5 – This category is weathered and most of the carbonates have been dissolved. It is soft and easy to mine, requiring no blasting. However, its occurrence is in small patches, requiring highly selective mining. This category comprises less than 10 % of the Haikou deposit and was fed to the scrubbing plant for beneficiation.

•	Grade II (medium grade) 24 – 30 % P2O5 – Harder phosphate material requiring blasting and crushing prior to further beneficiation. This category comprises around 25 % of the Haikou deposit.
•	Grade III (low grade) 15 – 24 % P2O5 – This is the hardest rock and requires blasting, crushing and grinding before beneficiation.

6.4	Deposit Type

The Haikou phosphate deposit is sedimentary in origin and formed on an oceanic margin. The general tectonic setting and spatial relationship with other deposit types is depicted schematically in Figure 6.6.

Figure 6.6: Schematic Vertical Section Across an Oceanic Margin (Simandl et al., 2011)

A genetic model for deposit formation is presented in Figure 6.7. Sedimentary phosphate deposits are stratigraphically and spatially linked to paleo-depositional environments with high organic productivity and limited influx of (and dilution by) other sediments (Figure 6.7(A)). The high organic productivity is thought to have been associated with upwelling ocean currents bringing phosphorous rich cold water from deeper ocean levels to nearer surface (Figure 6.7(B)), which stimulated organic growth in warm sunlit near-surface waters (Figure 6.7(C)), the remains of which accumulated as phosphorous rich debris. Decomposition of organic debris in an oxygen-deprived environment by bacteria, drove precipitation of phosphate minerals (phosphogenesis) near the sediment-water interface (Figure 6.7(D)).

Figure 6.7: Genetic Model for Sedimentary Phosphate Deposits (Modified from Abed, 2013)

The episodic nature of phosphorite deposition reflects how they do not form or precipitate directly from seawater, as is the case of limestones, evaporites or other chemical, biological and biochemical sedimentary rocks. Instead, several regional and local factors must be present in the depositional environment to ensure the formation of a high-grade phosphorite deposit (Glenn et al., 1994).

7	EXPLORATION

Exploration at Haikou includes numerous campaigns targeting phosphate mineralisation of economic grade. These campaigns included a combination of mechanical trenching, surface geological mapping, topographic surveys and exploration drilling. A summary of the exploration campaigns is presented in Table 7.1.

Table 7.1: Summary of Exploration Campaigns at Haikou
Year	Group	Type of Exploration Work
1955	Southwest Geological Bureau	Regional geological mapping
1966	Yunnan Geological Bureau	Geological mapping of the northern limb of Xiang Tiachong anticline
1973	Yunnan Geological Bureau	Geological survey, core drilling and trenching of Blocks 1 and 2 of the Haikou deposit
1974	Yunnan Geological Bureau	Additional geological surveying, core drilling and trenching of Blocks 1 and 2 of the Haikou deposit
1980	Yunnan Chemical geological team	Geological survey, core drilling and trenching of Block 4 of the Haikou deposit
2009 – 2014	Yunnan Chemical geological team	Core drilling

Since 2014, exploration by YPH has involved grade control methods to assist the mining operation and includes geological mapping, chip sampling of the mining faces, trench sampling and core drilling where required to confirm positions of the phosphate seams. The grade control data are used to provide information to the mining operation on phosphate quality and the level of impurities such as iron and silica, among others. The grade control data is then evaluated against production needs to determine if blending is required. The grade control data are not used in the estimation of Mineral Resources.

7.1	Exploration Drilling

Exploration drilling programmes targeting phosphate mineralisation were carried out by the geological teams of Yunnan Geological Bureau and Yunnan Chemical from 1966 to 2014. Core drilling was used for all exploration programmes and is summarised in Table 7.2. All holes were drilled vertically and produced various sized core including HQ and NQ diameter.

Table 7.2: Exploration Drilling Summary for YPH
Year	Group	№ Holes Drilled
1966	Yunnan Geological Bureau	7
1973	Yunnan Geological Bureau	71
1974-1980	Yunnan Geological Bureau	47
2009	Yunnan Chemical geological team	37
2010	Yunnan Chemical geological team	30
2011	Yunnan Chemical geological team	85
2014	Yunnan Chemical geological team	23
Total		300

The location of exploration drillholes at the Haikou deposit is shown in Figure 7.1.

Figure 7.1: Exploration Drillholes at the Haikou Deposit

7.1.1	Drillhole Location of Data Points

7.1.1.1          Collar Positional Surveys

Recent drillholes were surveyed using Southern Spirit S82 GPS system, which used four GPS units to simultaneously measure coordinates, with a standard E-level (equivalent to I Grade wire) achieving a high degree of accuracy. Similarly, all geological mapping, trench channel sampling and topographic surveying adopted a similar high precision approach.

7.1.1.2          Downhole Positional Surveys

All core drill holes have been drilled and assumed to be vertical. Vertical deviations were monitored by measuring deviations at every 100 m downhole. The overall rate of deviation remained below 3° for over 95 % of the drilling. Those with higher than 3° deviation were mainly shallow holes with no significant impact.

7.1.1.3          Drill Hole Data Spacing and Distribution

Drill lines are aligned to 35° north-east section lines. Exploration drilling is 100 – 150 m spacing and then infilled on 50 to 100 m spacing where needed. The QP considers the drillhole spacing sufficient to establish geological and grade continuity appropriate for the deposit type.

7.1.1.4          Relationship Between Mineralization Widths and Intercept Lengths

The upper and lower phosphate bearing layers of economic value have a gentle dip / plunge with angles of 5 - 7° towards north to northeast for Blocks 1, 2, and 4 and towards southeast in Block 3. In rare cases, and in proximity of few of local faults, the dip angles reach up to 20°.  Upper layer thickness varies from 2.5 m to 11.0 m and 7.6 m on average, lower layer from 2.0 m to 9.0m and 6.1 m on average. Interburden thickness between the upper and lower layers varies between 1.8 m to 14.4 m and 11.0 m on average. Based on the geometry of the mineralisation, it is reasonable to consider all samples collected from drillholes at intercept angle of 90° as being representative of the true thickness of the phosphate layers sampled.

7.1.2	Core Sampling and Logging

Exploration core samples were collected using 0.2 m to 1.5 m intervals, with some on 2.0 m intervals based on visual inspection of the mineralised intervals. A few samples of over 2.0 m length were also noted for mineralised material and a large number of low grade interburden and overburden material. Such sample assays are based on a composite sample analysis, rather than individual cores. Core was split to half using a water-cooled diamond blade core saw.

Sample intervals were selected to reflect visually identifiable stratigraphic boundaries wherever possible, to ensure sample representativeness. Determination of the mineralisation included visual identification of mineralised intervals by a senior geologist using lithological characteristics including siltstone, dolomite, banded phosphorite, oolitic phosphorite, bioclastic and sandy phosphorite. A visual distinction between some units, particularly where geological contacts were gradational was initially made. Final unit contacts were then determined once assay data were available, and the geological logging was updated. Core samples were geologically logged to a high level of detail, such that there are lithological intervals for each drillhole, with a correlated geological/lithological unit assigned to each interval.

The QP was not directly involved during the exploration drilling programmes; however, the visual identification of mineralised zones and the process for updating geological units and mineralised contacts was reviewed by the QP. The QP has evaluated the identified mineralised intervals against the analytical results and agrees with the methodology used to determine the mineralisation.

7.2	QP Opinion

The drilling, logging and resultant drill core for sampling is considered to follow a conventional approach suitable for the geology and deposit under investigation and uses standard industry practices. The data are well documented via original digital and hard copy records and were collected using industry standard practices in place at the time. The QP is not aware of any further drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the exploration drilling.

8	SAMPLE PREPARATION, ANALYSES AND SECURITY

8.1	Sample Preparation and Laboratory Analytical Procedures

Sampling, assaying and QA/QC for exploration at the Haikou deposit followed the Geological and Mineral Industry Standard of the People’s Republic of China as per “DZ/T 0209-2002” implementation for phosphorous mineral exploration and that of the DZ/T 130-2006 for Geological Mineral Laboratory Test Quality Management Specification. The Haikou laboratory is not accredited.

Core samples were processed, crushed, screened, blended, split, and a sub-sample ground for chemical analysis. The sample preparation process ensured a less than 5 % sample loss during crushing and 3 % after splitting. The sample preparation approach followed the China exploration standards of “Sampling rules and methods for geological survey of metal and nonmetal minerals”. The sample preparation flowsheet is presented in Figure 8.1.

Figure 8.1: Sample Preparation Flowsheet

Samples of the phosphate bearing layers of economic value as well as a few metres of overburden and interburden material immediate to the roof or floor of the phosphate layer were also analysed for P2O5 % and acid insoluble material (HP). Further analysis was carried for MgO, CaO, CO2, SiO2, Al2O3, Fe2O3, and F using a larger composite sample that generally represents the full length of the mineralised phosphate seam. Composite samples were generated by combining the existing duplicate pulps of the individual core samples. The analytical methods follow the Chemical Industry Standard of the People's Republic of China specific to Phosphate (DZ/T0209-2002).

8.2	Quality Assurance and Quality Control (QA/QC)

The following sections present the QP’s findings relating to the types of QA/QC samples available for review.

8.2.1	Standard Reference Material Samples

Historical documentation indicates that both commercial and in-house developed standards were used throughout various periods and inserted as part of internal and external check analysis. Commercially prepared standards were sourced from the Chemical Mineral Geology Institute and in-house developed standards were produced from samples prepared and tested by at least three laboratories and were required to produce similar results and within an acceptable level of error. The QP has not been able to locate the results of the checks on standards and recommends an extended search to locate and store historical results of checks on standard tests.

8.2.2	Duplicates and Replicates

During the exploration drilling programmes, internal and external check sample were carried out. Duplicates measure the inherent variability and analytical precision of the primary laboratory while replicates measure analytical variability and precision of the primary laboratory. The analysis was undertaken using pulp samples. No field duplicate analysis was undertaken. A summary of the proportion of the internal and external checks conducted is shown in Table 8.1.

Table 8.1: Summary of Internal and External Checks
Type	Blocks	№ Samples Checked	%Samples Checked	No Sample with Poor Repeatability >= 2STD		№ Samples Reanalysed
				P2O5%	AI2O3 (%)
Internal Checks	1 and 2	2,020	100%	102	102	102
	3	516	30%	0	0	0
	4	192	23%	2	16	0
External Checks	1 and 2	288	14%	13	7	2
	3	55	11%	5	2	0
	4	55	29%	0	3	0

The internal and external check analysis are exhaustive with more than 15 % of the samples from the upper and lower phosphate layers being checked externally and more than 70 % checked internally as pulp repeats. The QP considers the results show an acceptable level of repeatability with most of the results within twice the standard deviation, almost all results greater than two standard deviations were re-analysed. The QP recommends twinning drillhole pairs as part of any future drilling programmes to allow for a more robust review of sample representativeness. In addition, future exploration drilling programmes should include a full suite of QA/QC samples including duplicates, certified reference materials and blanks.

8.2.3	Sample Results

A total of 5,252 core samples have been collected from exploration drilling within the concession and used for Mineral Resource estimation. A summary of the assay samples by block and stratigraphic unit is provided in Table 8.2.

Table 8.2: Summary of P2O5 Assayed Samples by Block and Modelled Stratigraphic Units
Block	Strat Unit	Sample Count	Mean Sample Length	Min Sample Length	Max Sample Length	Block	Strat Unit	Sample Count	Mean Sample Length	Min Sample Length	Max Sample Length
1	INT1	137	2.11	0.25	13.35	4	INT1	55	1.95	0.30	7.43
1	PH1	566	1.14	0.20	4.09	4	PH1	199	1.30	0.13	13.94
1	INT2	388	1.22	0.40	13.34	4	INT2	87	2.75	0.28	15.08
1	PH2	367	1.13	0.15	9.75	4	PH2	91	1.27	0.26	11.27
1	INT3	194	3.11	0.20	64.57	4	INT3	68	1.38	0.25	10.55
1	Total	1,652	1.47	0.15	64.57	4	Total	500	1.63	0.13	15.08
2	INT1	22	3.81	0.86	15.89	3	INT1	85	1.81	0.30	15.30
2	PH1	119	1.33	0.39	12.53	3	PH1	212	1.25	0.27	5.32
2	INT2	66	2.03	0.56	18.50	3	INT2	103	1.53	0.42	9.31
2	PH2	71	1.51	0.44	23.20	3	PH2	273	1.25	0.20	6.77
2	INT3	50	2.04	0.63	12.74	3	INT3	53	1.43	0.22	10.67
2	Total	328	1.78	0.39	23.20	3	PH3	2	1.03	0.95	1.10
3	INT1	199	1.84	0.30	15.24	3	Total	728	1.37	0.20	15.30
3	PH1	646	1.25	0.20	3.06	3	INT1	22	3.92	0.40	13.28
3	INT2	234	1.34	0.20	9.33	3	PH1	24	1.13	0.60	3.24
3	PH2	615	1.28	0.02	9.91	3	INT2	12	1.97	0.72	8.41
3	INT3	141	1.53	0.11	14.28	3	PH2	135	1.16	0.19	11.27
3	PH3	5	1.10	0.97	1.20	3	INT3	11	2.09	0.22	6.09
3	Total	1,840	1.36	0.02	15.24	3	Total	204	1.56	0.19	13.28

8.2.4	Sample Security and Chain of Custody

Sample handling, security and chain of custody followed the “Geological and Mineral Laboratory test Quality Management Specification Standards”. The standards recommend a detailed procedure for the sampling, packaging, transportation process and associated health and safety issues. The process is designed to:

•	Ensure absolute security over the samples, with defined chain of custody;
•	Prevent any mixing; and
•	Prevent exposure to rain and contamination.

8.3	QP Opinion

The QP was not directly involved during the exploration drilling programmes and was not present to observe sample selection or preparation at the time. However, the QP was able to inspect the core during a site visit on 15 to 16 January, 2025 and discuss sampling methods with YPH geological staff. The QP considers the sampling to be appropriate for collecting data for this deposit type and the measures taken to ensure sample representativeness were reasonable. The QP considers the drilling and sampling procedures used were reasonable and adequate for the purposes of estimating Mineral Resources. The QP does not know of any drilling, sampling, or recovery factors that would materially impact the accuracy and reliability of results that are included in the database used for estimating Mineral Resources.

9	DATA VERIFICATION

9.1	Site Visits

A site visit by QP’s from WAI was conducted from January 16 to 17, 2025. The project site, mining and processing operations, and technical services were visited and included the following inspections:

•	Open pit surface geology, mineralisation and lithological descriptions.
•	Extent of exploration work completed to date.
•	Review of core/sample logging, sampling, preparation and analysis procedures.
•	Core store.
•	Sample preparation and analytical laboratory.
•	Data storage procedures.
•	Review of drillhole databases.

Overall, the inspections confirmed the geological understanding of the deposit and no significant issues in terms of the procedures used for data collection, data entry or data storage were identified by the QP. The QP recommends the current core storage facility should be upgraded and expanded to improve access and storage of the archived drill core.

9.2	Previous Audits

In 2021, QPs from Golder Associates visited the Haikou mine and reviewed the practices and estimation methods undertaken for reporting of Mineral Resources and Mineral Reserves. The review was supported by evidence obtained during Golder Associates site visit and observations, and were supported by details of exploration results, analyses, visual inspection, and other evidence and information supplied by YPH. Golder Associates found the sampling techniques, analysis, QA/QC and drilling database were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates.

9.3	Drillhole Database

Exploration drilling data for the Haikou deposit consists of 300 drillholes totalling 23,915m and containing 5,252 analytical samples for P2O5.

All available exploration drilling data, including survey information, downhole geological units, sample intervals and analytical results, were reviewed by the QP. Compiled supporting documentation for the Haikou drilling data included internal report documents with hardcopy of the summary drilling data including the collar positions and type of samples collected.

Collar survey and downhole geological unit intervals, sample intervals and analytical results were imported by the QP into Datamine and Leapfrog software to facilitate visual inspection of each individual drillhole as well as to allow for a review of correlations of geological units and mineralised zones between adjacent drillholes during the data validation and interpretation processes.

A summary of the data verification procedures carried out by the QP on the drillhole databases are as follows:

•	Review of geological and geographical setting of the Haikou deposit;
•	Review of extent of the exploration work completed to date;
•	Inspection of drill core to assess the nature of the mineralisation and to confirm geological descriptions;
•	Inspection of geology and mineralisation of exposures in the open pit;
•	Review of drilling, logging, sampling and analysis procedures;
•	An evaluation of minimum and maximum grade values and sample lengths;
•	Assessing for inconsistencies in spelling or coding (typographic or case sensitive errors);
•	Ensuring full data entry for each drillhole and that a specific data type (collar, survey, lithology and assay) is not missing;
•	Assessing for sample gaps and overlaps;
•	A review of assay detection limits;
•	Identification of problematic assay records;
•	A spatial on-screen review of the grade and lithology distributions of the drillholes was undertaken to identify any additional data reliability issues; and
•	A review of collar locations.

Several minor errors, omissions, or proposed revisions were identified during the review process; these included typographic errors and omission of some data and observations, as well as some re-correlations of geological units to honour the grade data. In each instance, the error, omission, or revision was reviewed and updated accordingly. The QP does not consider these to be significant.

9.4	QP Opinion

The QP has validated the data disclosed, including collar survey, down hole geological data and observations, sampling, analytical, and other test data underlying the information or opinions contained in this report. The QP considers the data has been generated with appropriate industry standard procedures and were accurately transcribed from the original source and are suitable for use in Mineral Resource estimation.

To further enhance the verification process, the QP recommends twinning drill hole pairs as part of any future exploration drilling programmes to allow for a more robust view of sample representativeness. In addition, to allow a more robust view of the accuracy and precision of sample preparation and laboratory analysis, the QP recommends that future exploration drilling programmes should include a full suite of QA/QC samples including duplicates, certified reference materials and blanks.

10	MINERAL PROCESSING AND METALLURGICAL TESTING

The average P2O5 content of the Haikou ore is approximately 20 – 22 % and is relatively low-grade, however, the ore can be successfully beneficiated. The chemical and mineral composition of the different ore types was identified and concluded that the ores in Blocks 1 and 2 are mainly composed of phosphate minerals, dolomite, and quartz.  Banded dolomitic phosphorite (primary), pseudo-oolitic phosphorite (weathered) and bioclastic Phosphorite (weathered) were identified. Significant carbonate leaching occurs by weathering, with the formation of surface pores. The P2O5 content of the pure collophanite mineral (fluoroapatite), determined by electron microprobe, is 37 – 38%. The phosphate minerals are associated with quartz and dolomite, disseminated throughout the ore as very fine particles. Table 10.1 shows the mineral analysis for Blocks 1 and 2.

Table 10.1: Results of Mineral Sampling – Mining Blocks 1 and 2
Ore sample	Content (%)
	P2O5	CaO	SiO2	MgO	Fe2O3	Al2O3	F
Mixed sample in West Area	22.0	35.0	25.0	1.70	2.00	2.00	2.60
Mixed sample in East Area	21.2	35.2	22.9	2.91	-	-	-
Upper ore bed in West area	25.4	36.7	28.6	1.03	1.73	2.24	3.11
Lower ore bed in West Area	20.4	32.6	28.7	3.26	1.77	2.75	2.52
Upper ore bed in East Area	23.4	37.2	20.7	3.12	-	-	-
Lower ore bed in East area	19.0	34.1	23.6	5.15	-	-	-
Ore sample	Content (%)					Content (ppm)	Content (%)
	Na2O	K2O	CO2	Organic carbon	S	U2O3	Cl
Mixed sample in West Area	0.08	0.08	4.00	0.10	0.02	21	-
Mixed sample in East Area	-	-	-	-	-	-	-
Upper ore bed in West area	0.27	0.08	2.62	-	0.13	-	0.016
Lower ore bed in West Area	0.19	0.09	7.44	-	0.091	-	0.014

The process design was based on the metallurgical test work performed by several testing facilities since 1978 to investigate the recovery of phosphate from the Haikou mineralization and included:

•	In 1978, selected samples were taken Blocks 1 and 2 and sent to the Bureau of Mines of the United States Department of the Interior for beneficiation testing.
•	In 1978 - 1979, the Chemical Mine Design Institute of the Ministry of Chemical Industry carried out washability tests on samples from upper and lower phosphate seams of Blocks 3 and 4.
•	In 2007, the Research and Development centre of Yunnan Phosphating Group Co. Ltd. completed flotation tests on Haikou low-grade ore.

The programmes involved mineral processing investigations using screening, size separation, and reverse-flotation to concentrate the different ore types and grades. And are summarised in the following sections.

10.1	Beneficiation Testing

In 1978, selected samples were taken from Blocks 1 and 2 and sent to the Bureau of Mines of the United States Department of the Interior for beneficiation testing. Ore samples were tested by the Albany Metallurgical Research Centre in the United States. The first batch of samples was 250 kg, from eastern and western areas of the mine, and the second batch of samples was 500 kg, for the upper and lower seams in these areas. The results of the testwork are described below.

After scrubbing and sizing, the phosphate content of the + 0.3mm fraction was 30.3 % P2O5, corresponding to a weight of 37.9%, P2O5 recovery was 49.2%, with 0.91 % MgO content. To further improve the grade, the + 25 mm size was screened out resulting in 31 % P2O5 and 0.7 % MgO, in 33 % of weight. The P2O5 recovery rate was 43%. For the 0.3 - 0.038 mm fraction, the P2O5 content only reached 22.9% – 23.0%, therefore a suitable product was only achieved after flotation with the minus 0.038 mm fraction discarded.

Table 10.2 and Table 10.3 show the flotation results for the 0.300 × 0.038 mm and 0.150 × 0.038 mm samples.

Table 10.2: Carbonate-silicate Flotation Results for 0.300 × 0.038mm
Products	Heavy Measure (%)	Content (%)			Distribution Rate (%)			CaO/ MgO Ratio	Chemicals Dosage (kg/t)
		P2O5	SiO2	MgO	P2O5	SiO2	MgO		Fatty Acid	Amine	Al2SiF6
Screening concentrate (2.54×0.3 mm)	34	31	16	0.7	44	21	19	1.4	-	-	-
Flotation concentrate (0.3×0.038 mm)	21	28	23	0.5	25	19	9	1.4	-	-	-
Carbonate flotation	2	26	8	5.5	2	1	7	1.8	0.16	-	0.12
SiO2 flotation	7	10	77	0.2	3	20	1	1.3	-	0.2	-
Primary slimes -0.038 mm	26	18	27	2.2	27	39	64	1.7	-	-	-
Total concentrates	55	30	19	0.7	69	40	28	1.4	-	-	-

Table 10.3: 0.150 × 0.038mm Carbonate-silicate Flotation Results (Block 2)
Products	Weight (%)	Content (%)				Distribution rate (%)				CaO / P2O5
		P2O5	CaO	SiO2	MgO	P2O5	CaO	SiO2	MgO
Phosphate concentrate	25.7	36.6	49.8	5.1	0.50	39.8	38.0	3.9	12.5	1.35
Carbonate flotation	16.8	22.2	34.6	28.5	2.30	15.6	17.3	14.2	40.3	1.56
Primary SiO2 flotation	2.6	11.1	15.5	66.9	0.70	1.2	1.2	5.2	2.0	1.40
Secondary SiO2 flotation	35.6	13.7	19.1	63.9	0.40	20.7	20.2	67.5	15.9	1.39
SiO2-Concentrate	11.5	32.6	45.7	12.3	1.00	15.9	15.6	4.2	12.2	1.40
Slimes Scrub	7.8	20.6	33.4	21.6	2.10	6.8	7.7	5.0	17.1	1.62
Total	100.0	23.6	33.7	33.7	0.90	100.0	100.0	100.0	100.0	1.43
Mixed concentrates	37.2	35.4	48.5	7.3	0.60	55.5	53.0	8.1	24.2	1.37

10.1.1	Tests and Results of Block 1 Samples

Flotation tests were carried out on the feed using 0.3 - 0.038 mm samples and the results are shown in Table 10.4 and Table 10.5.

Table 10.4: Carbonate and Silicate Flotation Results for the Block 1
Products	Weight (%)	Content (%)				Distribution rate (%)				CaO:P2O5 Ratio
		P2O5	CaO	SiO2	MgO	P2O5	CaO	SiO2	MgO
0.038 mm concentrate	62.4	29.5	41.5	16.3	1.4	80.8	75.9	34.1	50.4	1.41
-0.025 mm concentrate	52	29	-	16	1.6	64	-	37	30	-
-0.038 mm concentrate	36	32	-	12	1.5	50	-	19	18	-
0.30 mm concentrate	10	24	-	18	3.8	10	-	7	12	-

Table 10.5: Flotation Results for the Block 1 and Block 2 samples
Product Name	Weight (%)	Grade (%)			Distribution rate (%)			Dosage (kg/t) to feed
		P2O5	SiO2	MgO	P2O5	SiO2	MgO
Phosphate concentrate	47.5	30.4	17.7	1.1	65.7	29.6	28.3	H2SiF6:0.23
Carbonate floats	2	16.1	11.7	9.5	1.5	0.7	7	Fatty acids, fuel oil 0.49
Silica tailings	14.5	9.5	68.5	0.8	6.6	32.4	5
25 mm waste	5	18.1	16.0	6.7	4	3.6	16.5	NaOH:0.02
-0.038 mm Slimes	31	16.5	26.3	3.2	22.2	33.7	43.2	Amine: 0.25
total	100.0	22.2	27.5	2.1	100.0	100.0	100.0	Na2SiO3:0.08

10.1.2	Second Batch 500 kg Mineral Test Results

Additional beneficiation tests were carried out using, scrubbing classification, scrubbing, desliming, and flotation, roasting water quenching scrubbing desliming, roasting water quenching, desliming grinding flotation and acidification.

According to the beneficiation results of phosphate rock in Blocks 1&2, scrubbing and desliming were adopted to remove the 0.038 mm fraction, which is beneficial to the post-treatment of beneficiation products. For products with high MgO content, leaching was beneficial in reducing the MgO content in concentrate. According to the test results, flotation played a small role in the whole beneficiation scheme, since the concentrate grade was not greatly improved, with poor MgO removal. Scrubbing and desliming mainly achieved improvements in concentrate grade and MgO removal.

10.2	Washability Testing

In 1978 - 1979, the Chemical Mine Design Institute of the Ministry of Chemical Industry carried out washability tests on samples from upper and lower phosphate seams of Blocks 3 and 4.

10.2.1	Testing Block 3 Mineralisation

Samples were taken according to different ore types, location and phosphate content.

During exploration of Block 3, the average P2O5 content of the various ores was 23.23%, and the average P2O5 content of washability tests was 21.70%. Considering mining dilution, the test samples were of a representative grade.

Beneficiation test results demonstrated that with ore grades of 21.85 - 21.68 % P2O5, concentrates of 34.55 - 33.07 % are obtained after a 200 mesh grinding and a closed circuit flotation (rougher and cleaner). Recoveries ranged from 85.95 - 85.56 % with a P2O5 content in the tailings of 6.7 - 7.1%.

The beneficiation test showed good washability of ore from Block 3. With sodium carbonate as regulator, S (808) as gangue mineral inhibitor and pulp waste liquid as phosphate mineral collector, phosphate minerals and gangue minerals can be effectively separated by flotation.

The test showed that the process with –200 mesh content of 90 % is suitable for the selected raw ore.  As for the high content of MgO in the concentrate product (2.43%), it can be further processed to meet the requirements of high-efficiency phosphate fertilizer production.

10.2.2	Selective Tests for Block 4

In July 1979, the chemical mine design institute of the Ministry of chemical industry and Yunnan Chemical geological team jointly formulated the sampling principles and methods by field investigation.  Two samples of upper and lower phosphate ore were prepared.

The principal minerals in the ore were collophanite, followed by crystalline apatite and fibrous collophanite. Gangue minerals were mainly carbonate, quartz and chalcedony, followed by feldspar, muscovite, sericite, pyrite, iron, etc.

Beneficiation test procedures and results revealed that rock and mineral identification data, the mineral composition, and ore embedding characteristics of the ore in Block 4 were basically consistent with the ore properties of the other blocks. The direct flotation process with S (808) as the inhibitor of gangue minerals obtained better separation indexes. Therefore, to determine the ore washability test in Block 4, the technical route was still the direct flotation process with sodium carbonate as regulator and sodium silicate and S (808) as inhibitor.

From flotation testing of the ores in Block 4, concentrates of 31.75 % P2O5 and 31.05 % P2O5 were obtained for the higher and lower seams with yields of 75.98 - 75.72%.

10.3	Flotation Testing

In 2007, the Research and Development centre of Yunnan Phosphating Group Co. Ltd. completed flotation tests on low-grade ore from Haikou.

Due to the high content of SiO2 and MgO in the Haikou phosphate ore, the minerals and gangue material are fine and difficult to separate. However, flotation testing showed that using a 4# collector and a reverse flotation process in alkaline medium can ensure sufficient product quality. Based on this:

•	The Haikou mine uses 4# collector and adopts a reverse flotation process.
•
The alkaline process is used for the Haikou ore. Because grinding is greater than 98 % of – 200 mesh, flotation requires small air charge, long flotation time, stable pulp pH value (pH = 9.5-10.0); the process is easy to control.

•	For Haikou medium and low-grade phosphate rock, direct flotation is adopted. MgO inhibitors are added in the flotation operation.
•	Using 4# collector, the flotation temperature can adapt to a wide range (between 10-20 degrees), without solidifying.

10.4	Comments on Mineral Processing and Metallurgical Testing

The QP is of the opinion that the data derived from the testing described above are conventional and adequate for the purposes of Mineral Resource estimation given the style of deposit. Test work at several laboratories since 1978 has been completed to evaluate recovery of phosphate, including investigations using screening, size separation, and reverse-flotation to concentrate the different ore types and grades, on which the process design for the Haikou beneficiation plants has been derived.

11	MINERAL RESOURCE ESTIMATES

11.1	Summary

The Mineral Resource estimate is for the Haikou mine. The Mineral Resource models were produced by YPH and reviewed by the QP. The review confirmed the model was completed to a standard deemed acceptable to WAI and in accordance with SEC definitions.

The Mineral Resource statement for the Haikou mine is presented in Table 11.1.

Table 11.1: Summary of Mineral Resources for the Haikou Mine - December 31, 2024
Classification	Tonnes (Mt)	KCl (%)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)
Measured	3.0	22.3	0.67	0.33
Indicated	2.3	24.0	0.55	0.28
Measured + Indicated	5.3	23.0	1.22	0.61
Inferred	0.2	20.0	0.04	0.02

Notes:

1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by YPH and reviewed and accepted by WAI.
3.	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.
4.
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Resources are estimated at a cut-off grade of 15% P2O5 and a minimum seam thickness of 1.0m.
7.	Mineral Resources are estimated using average dry densities ranging from 2.29 to 2.78 t/m3.
8.	Mineral Resources are estimated using a beneficiation plant metallurgical recovery of 86.9%.
9.
Mineral Resources are estimated using the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products and an exchange rate of 7.20 RMB per U.S dollar.

11.2	Mineral Resource Estimate Methodology

The data used in the development of the geological interpretation included drillhole data and observations collected from 300 core drillholes, supplemented by surface mapping of outcrops and faults performed by YPH personnel. Regional scale public domain geological maps and studies were also incorporated into the geological interpretation.

The mineralised zones are continuous between drillholes as indicated by the mapping of the surface outcrops and based on review of the drillhole data. This assumption of the geology was used directly in guiding and controlling the Mineral Resource estimation. The mineralised zones were modelled as stratigraphically controlled phosphate layers. As such, the primary directions of continuity for the mineralisation are horizontal within the preferentially mineralised upper and lower geological phosphate units. It should be noted that the Haikou mine has been operating for a significant time leading to a high level of understanding of the continuity and exposure of a substantial proportion of the mineralisation in all four block areas and providing confidence to the geological interpretations used for Mineral Resource reporting.

The YPH geological department uses MapGIS software to construct 2d plans of the upper and lower phosphate seams based on drilling data including geological logging and assay information, structural features and geological mapping. Grade control data are also used to guide the geological interpretation. The orebody outlines are depleted annually to remove areas that have been removed by mining.

The MapGIS models hold all information required for reporting of Mineral Resources and guiding mining operations. Other study information is used to represent other relevant mining and processing information such as overburden thickness contours, overburden to seam ratios and deleterious elements such as silica and magnesium content of the phosphate seams.

11.3	Drillhole Database

The drillhole database provided by YPH consists of 300 diamond drillholes and assays for P2O5%, AL2O3%, CaO%. CO2%. F%, Fe%, MgO%, and SiO2% from 5,252 samples that when composited over the thickness of the seam comprised 1,421 full seam intersections. A summary of the database is shown in Table 11.2.

Table 11.2: Summary of Drillhole Database
Drillholes	Metres (m)	Samples	Full Seam Composites
300	23,915	5,252	1,421

Geological logging information for each sample was used to define the boundaries of the upper or lower phosphate layers and interburden. The position of the boundaries was cross checked using P2O5 assay information to confirm suitability. Furthermore, the upper and lower phosphate layers were subdivided into the three grade categories as follows:

•
Grade I (highest grade) > 30 % P2O5 – This category is weathered and most of the carbonates have been dissolved. It is soft and easy to mine, requiring no blasting. However, its occurrence is in small patches, requiring highly selective mining. This category comprises less than 10 % of the Haikou deposit and was fed to the scrubbing plant for beneficiation.

•	Grade II (medium grade) 24 – 30 % P2O5 – Harder phosphate material requiring blasting and crushing prior to further beneficiation. This category comprises around 25 % of the Haikou deposit.
•	Grade III (low grade) 15 – 24 % P2O5 – This is the hardest rock and requires blasting, crushing and grinding before beneficiation.

During mining the entire thickness of the interpreted phosphate layers will be mined. The subdivision by grade categories is used to determine the mining and beneficiation methods.

An example of drillhole ZK08-05 showing the position of the seam and internal grade divisions and interburden boundaries based on the geological and assay information is shown in Table 11.3.

Table 11.3: Example Drillhole Classification of Phosphate Layers to Grade I, II, and III Categories for Drill Hole ZK08-05
Drillhole: ZK08-05				East: 8200.5 North: 11988 RL: 2381.64
From (m)	To (m)	Length (m)	P2O5 (%)	Geology Log	Layer Code	Interpretation	Subdivision
0	18.76	18.76	-	Siltstone	INT1	INT1 Over-burden	Waste
18.76	32.9	14.14	-	Argillaceous Siltstone	INT1
32.9	35.88	2.98	-		INT1
35.88	46.22	10.34	-		INT1
46.22	51.09	4.87	2.58		INT1
51.09	51.94	0.85	26.18	Sandy Phosphorite	PH1	PH1 Upper Phosphate	II
51.94	53.23	1.29	21.92		PH1		III
53.23	54.05	0.82	14.22		PH1		Waste
54.05	54.8	0.75	28.68	Banding Phosphorite	PH1		I
54.8	55.8	1	30.6		PH1
55.8	57.27	1.47	28.79		PH1
57.27	58.45	1.18	26.64		PH1		II
58.45	59.74	1.29	29.68	Shamoolitic Phosphorite	PH1		I
59.74	61.08	1.34	33.98		PH1
61.08	62.08	1	35.03		PH1
62.08	62.83	0.75	36.05		PH1
62.83	63.99	1.16	10.61	Dolomite	INT2	INT2 Interburden	Waste
63.99	64.99	1	11.67		INT2
64.99	65.99	1	10.38		INT2
65.99	66.76	0.77	14.31		INT2
66.76	68.16	1.4	8.9		INT2
68.16	68.94	0.78	2.74		INT2
68.94	70.51	1.57	7.35		INT2
70.51	71.54	1.03	16.13	Bioclast Phosphorite	PH2	PH2 Lower Phosphate	III
71.54	72.62	1.08	14.92		PH2		Waste
72.62	73.62	1	23.02	Sandy Phosphorite	PH2		III
73.62	74.58	0.96	24.21		PH2		II
74.58	75.48	0.9	21.45	Banding Phosphorite	PH2		III
75.48	80.56	5.08	6.35		INT3	INT3 Base Rock	Waste

11.4	Statistical Analysis

Descriptive statistics, histograms, box plots, probability plots, correlation matrices, and scatter plots were used by the QP to evaluate the geological and grade data as part of the data validation and geological modelling process. The overall grade distributions for P2O5% and Al2O3 for all logged upper phosphate (PH1) and lower phosphate (PH2) layers are shown in Figure 11.1 and for CaO%, CO2%, F%, Fe%, MgO%, and SiO2 in Figure 11.2. Statistics are shown for full length composites of each seam.

Histogram of log(cao), filtered by PH1
Weighted Value
Count 117
Length 836.2
Mean 36.6197
SD 5.26843
CV 0.143869
Variance 27.7564
Minimum 1.44
Q1 35.97
Q2 37.65
Q3 39.32
Maximum 43.33
Length
cao
Histogram of log(cao), filtered by PH2
Weighted Value
Count 110
Length 708.7
Mean 37.1439
SD 3.90671
CV 0.105178
Variance 15.2624
Minimum 10.21
Q1 35.45
Q2 37.61
Q3 39.31
Maximum 45.19
Length
cao
Histogram of log(co2), filtered by PH1
Weighted Value
Count 122
Length 881.4
Mean 14.2451
SD 6.829
CV 0.479392
Variance 46.6352
Minimum 0.6
Q1 10.94
Q2 15.58
Q3 17.66
Maximum 45.19
Length
co2
Histogram of log(co2), filtered by PH2
Weighted Value
Count 115
Length 766.0
Mean 14.4702
SD 4.33463
CV 0.299556
Variance 18.789
Minimum 0.32
Q1 12.71
Q2 14.96
Q3 17.13
Maximum 24.2
Length
co2
Histogram of log(f), filtered by PH1
Weighted Value
Count 10
Length 65.4
Mean 24.2514
SD 13.5458
CV 0.558558
Variance 183.489
Minimum 7.46
Q1 11.07
Q2 23
Q3 39.55
Maximum 47.08
Length
f
Histogram of log(f), filtered by PH2
Weighted Value
Count 11
Length 69.4
Mean 22.2434
SD 10.4381
CV 0.469266
Variance 108.954
Minimum 13.6
Q1 17.1
Q2 17.1
Q3 22.32
Maximum 58.9
Length
f
Histogram of log(mgo), filtered by PH1
Weighted Value
Count 144
Length 1,019.1
Mean 11.6717
SD 12.9794
CV 1.11203
Variance 168.464
Minimum 0.23
Q1 4.79
Q2 7.01
Q3 9.36
Maximum 42.76
Length
mgo
Histogram of log(mgo), filtered by PH2
Weighted Value
Count 135
Length 883.0
Mean 11.9533
SD 12.445
CV 1.04114
Variance 154.879
Minimum 0.36
Q1 5.52
Q2 6.67
Q3 8.29
Maximum 40.77
Length
mgo

Figure 11.1: Histogram and Statistics for CaO%, CO2%, F%, Fe%, MgO%, and SiO2% in Upper Phosphate (PH1) and Lower Phosphate (PH2)

Figure 11.2: Histogram and Statistics for P2O5% and AL2O3% in Upper Phosphate (PH1) and Lower Phosphate (PH2)

Key findings from the statistical analyses are as follows:

•
A good grade partitioning is noted based on P2O5 % values for the interpreted upper and lower phosphate domains. To maintain continuity some lower grade samples were included within both the upper and lower layers.

•	The upper phosphate layer contains marginally higher grade P2O5 % values and higher statistical variance compared to the lower layer.
•
The upper phosphate layer P2O5 % average grades steadily reduce moving from Block 1 to 4 and, except for Block 4 where the statistical variance is highest, the variability reduces proportionally to the mean value.

•	The lower phosphate layer P2O5 % average grades show similar trends to that of the upper layer, however, the grade of Block 4 appears higher than the other blocks and with higher grade variability.

Minor elements include acid insoluble Fe2O3, Al2O3, MgO, CaO, CO2, SiO2, and F. Most of the minor elements were analysed on a composite sample support basis often representing the full length of the phosphate layer. No minor element analysis is present in the database for Block 4.

11.5	Geological Modelling

Geological modelling was completed by YPH using logging information contained in the drillhole database. Domains were created based on the logged phosphate seams. The geological modelling methodology used by YPH involves generating top and base of seam surfaces. The geological interpretation was used to control the Mineral Resource estimate by developing a contiguous stratigraphic model of the host rock units. The top and base of the seams then served as hard contacts for constraining the grade. To review the geological domains, WAI used Leapfrog and Datamine Studio RM to visualise the data in 3D.

The Mineral Resource plan dimensions, defined by the spatial extents of the lower phosphate unit are approximately 4,250 m north-south by 4,250 m east-west. The upper and lower limits of the Mineral Resource span from surface, where the mineralised units outcrop locally, through to a maximum depth of 125 m below surface for the base of the lower mineralised layer.

A summary of the layers included in the geological model are shown in Table 11.4.

Table 11.4: Summary of Layers Included in the Geological Model
Layer	Code
Overburden	INT1
Upper Phosphate Layer	PH1
Interburden	INT2
Lower Phosphate Layer	PH2
Interburden	INT3
Basement	BASE

A plan view of the geological model for Haikou is shown in Figure 11.3.

Figure 11.3: Plan View of Geological Model for the Haikou Deposit

An isometric view of the geological model is shown in Figure 11.4. The extents of the phosphate layers (PH1 and PH2) and interburden layers (INT1 and INT2) are also shown.

+6500 E
+7000 E
+7500 E
+8000 E
+8500 E
+9000 E
+9500 E
+10000 E
+10500 E
+11000 E
North (Y)
Elev (Z)
+13000
+12500
+12000
+11500
+11000
+10500
+10000
+9500
Litho_for_Modelling
BASE
INT1
INT2
INT3
PH1
PH2
Plunge +31
Azimuth 000
Looking North
0 125 250 375 500
INT1
PH1
INT2
PH2

Figure 11.4: Geological Model of the Haikou Deposit showing Modelled Layers from INT1 to PH2

An example cross-section through the geological model showing the modelled layers is shown in Figure 11.5.

Figure 11.5: Example Cross Section of the Geological Model Showing Modelled Layers

11.6	Boundary Analysis

Boundary analysis evaluates the rate of grade change across the contact between two domains and was used by the QP to assess the appropriateness of the domain boundary conditions. Boundary analysis of the upper (PH1) and lower (PH2) domains is shown in Figure 11.6. A sharp step change in P2O5 grade is observed and is consistent with a hard boundary condition (the increase in grade shown at the edges of the plots is due to samples in the adjacent phosphate layer being picked up during the analysis). The QP considers the domains used by YPH are appropriate for use as hard boundaries during grade estimation.

Figure 11.6: P2O5 Boundary Analysis for PH1 and PH2 Domains

11.7	Grade Capping

No grade capping is applied by YPH. The presence of outlier grades was assessed by the QP on a domain-by-domain basis using histograms, disintegration analysis and statistical analysis of the phosphate layer composites. No significant outliers were identified that would overly influence the grade estimation and therefore the QP considers the approach used by YPH to be appropriate. An example of the statistical analysis for P2O5 in the PH1 domain is shown in Figure 11.7.

Figure 11.7: Example of Statistical Checks for P2O5 Outliers in PH1 Domain

11.8	Variography

Variograms were generated for the purpose of evaluating the degree of continuity of key parameters for the upper and lower phosphate layers. Variogram analysis focused on evaluating the spatial continuity of P2O5 grade and thickness.

Directional variograms were generated by upper and lower phosphate layers. Block 3 was evaluated separately while Blocks 1, 2 and 4 were combined to provide sufficient samples for analysis. A combination of absolute variograms and correlogram were used. Data used for variographic purposes was the single composite data over the length of each of the upper and lower layers.

The experimental variograms were generated using lag distances of 65 m; this allowed for enough sample pairs to generate moderate to well defined variograms. The experimental variograms were modelled using a two-structure spherical variogram model. A summary of the variogram model parameters for each combination is presented in Table 11.5.

Table 11.5: Variogram Model Parameters
Variable	Layer	Area	Axis Direction	Nugget	Sill 1	Range 1 (m)	Sill 2	Range 2 (m)	Azimuth
Thickness	Upper	1,2,4	Major Axis	0.1	0.5	400	0.4	800	35
			Semi-Major Axis	0.1	0.5	200	0.4	400	125
		3	Major Axis	2.5	3	300	5	900	120
			Semi-Major Axis	2.5	3	200	5	500	40
	Lower	1,2,4	Major Axis	2.5	5	300	12.5	1500	55
			Semi-Major Axis	2.5	5	300	12.5	500	155
		3	Major Axis	0.1	0.5	200	0.4	600	120
			Semi-Major Axis	0.1	0.5	100	0.4	400	30
P2O5	Upper	1,2,4	Major Axis	2.5	5.9	280	9.1	750	20
			Semi-Major Axis	2.5	5	450	7	800	110
		3	Major Axis	2.5	6.3	150	6	950	120
			Semi-Major Axis	2.5	6.3	100	6	850	30
	Lower	1,2,4	Major Axis	2.5	6.3	290	7	650	50
			Semi-Major Axis	2.5	7.3	200	5	550	140
		3	Major Axis	2.5	2.3	100	5.5	350	145
			Semi-Major Axis	2.5	2.3	150	5.5	450	55

Examples of the modelled variograms for P2O5% and thickness in the lower phosphate layer for combined Blocks 1, 2 and 4 and Block 3 are presented in Figure 11.8.

The P2O5% and thickness variogram models show moderate to good directional anisotropy. The combined Blocks 1, 2 and 4 and Block 3 show major direction of continuity aligned approximately parallel to the expected anticline axis. There exists a degree of anisotropy between the major and semi-major axis variograms, where a lower continuity and increased variability is noted along the semi-major axis orientation.

The nugget in most models is relatively low at approximately 12 % of the variogram sill (between 10 - 25%). This is attributed to the low degree of short-range grade data variability associated with both the P2O5% and thickness. Most units show relatively consistent anisotropic spatial variability, with long variogram ranges (the distance at which the variogram reaches the sill and levels off) of typically between 350 m and 1,500 m.

The QP considers the results of the variogrpahy are consistent with the geological understanding of the deposit. Continuity is observed over large distances (350 – 1,500 m) with low short-range variability and indicates the current drillhole spacing of 100 – 150m (with some infilling on 50 – 100 m) is sufficient for Mineral Resource estimation. Variography was not used by YPH for grade estimation, however, was used by the QP to confirm continuity of grade and structure.

Figure 11.8:  Example Major (left) and Semi-major Axis (middle) Variograms and Variogram Map (right) by Thickness and P2O5 % for Lower Layer within Blocks 1, 2, and 4 and Block 3

11.9	Density

The density values used to convert volumes to tonnages were assigned on a by-block, phosphate layer and P2O5 grade category basis using mean values calculated from all density samples collected from drill core since 1966. The density analysis was performed using the water displacement method for dry density determination. Table 11.6 provides a summary of the density values for the Haikou deposit. Internal waste was assigned the same density as those for the Grade III category.

Table 11.6: Summary of Density Data for Haikou Deposit
Area	Layer	Grade	Density
Block 1 and 2	Upper	I & II	2.62
	Upper	III	2.42
	Lower	I & II	2.55
	Lower	III	2.55
Block 3	Upper	I & II	2.26
	Upper	III	2.71
	Lower	I & II	2.27
	Lower	III	2.78
Block 4	Upper	I & II	2.35
	Upper	III	2.35
	Lower	I & II	2.29
	Lower	III	2.29
Total	Upper	I & II & III	2.50
	Lower	I & II & III	2.53

11.10	Grade Estimation and Validation

The grade model was developed by YPH using a MapGIS grade assignment application and specifically developed Excel based systems. Phosphate layer surfaces from the stratigraphic model were used to constrain the assignment of the grade values. Grade values were assigned within the grade zones using only samples intersecting those units. Grade estimation for P2O5 and all necessary deleterious elements was carried out by YPH using inverse distance weighting. Assumptions relating to selective mining units were based on the interpretation that the phosphate mineralisation encountered is stratigraphically constrained and that waste, low grade, medium grade, and high-grade material can be selectively separated by existing mining and processing methods. The entire thickness of the interpreted phosphate layer is mined and processed as ore at an average grade.

The upper and lower phosphate layers were estimated based on the three internal grade categories. The grade category surfaces as well as the limits of the upper and lower phosphate layer surfaces from the stratigraphic model were used to constrain the assignment of the grade values. Grade values were assigned within the grade zones using only samples intersected within those units.

The upper and lower phosphate layers were limited by YPH based on perimeters defining the extent of mining up to December 31, 2024, as shown in Figure 11.9.

Figure 11.9: Upper Phosphate (Green) and Lower Phosphate (Red) Limits as of December 31, 2024

A statistical and visual assessment of the grade estimation was undertaken by the QP using an on-screen comparison of drillhole and estimated grades; a statistical grade comparison and swath analysis is shown in Figure 11.10 while Figure 11.11 shows comparisons of log probability plots for estimated P2O5 grade and composite grades for the upper and lower phosphate seams. The QP considers that globally no indications of significant over or under-estimation are apparent nor were any obvious estimation issues identified.

a) Upper Phosphate (X direction – 10m Panels)	b) Upper Phosphate (Y Direction – 10m Panels)

Validation Trend Plot
Domain2 = 101, 10m X
Naive Mean
Sample Count
Data: P2O5 [haikou_comp_for_swath.dm]
Filters: Domain2 = 101
Estimate Mean
P2O5 [haikou_emod_cut.dm]
Filters: Domain2 = 101
Density: 1
P2O5 Average Grade
Number of Samples
Slice Centroid (m X)
0
5
10
15
20
25
30
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
7500
8500
9500
10500

Validation Trend Plot
Domain2 = 101, 10m Y
Naive Mean
Sample Count
Data: P2O5 [haikou_comp_for_swath.dm]
Filters: Domain2 = 101
Estimate Mean
P2O5 [haikou_emod_cut.dm]
Filters: Domain2 = 101
Density: 1
P2O5 Average Grade
Number of Samples
Slice Centroid (m Y)
0
5
10
15
20
25
30
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
9500
10500
11500
12500

c) Lower Phosphate (X direction – 10m Panels)	d) Lower Phosphate (Y Direction – 10m Panels)

Validation Trend Plot
Domain2 = 201, 10m X
Naive Mean
Sample Count
Data: P2O5 [haikou_comp_for_swath.dm]
Filters: Domain2 = 201
Estimate Mean
P2O5 [haikou_emod_cut.dm]
Filters: Domain2 = 201
Density: 1
P2O5 Average Grade
Number of Samples
Slice Centroid (m X)
0
5
10
15
20
25
30
35
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
7000
8000
9000
10000

Validation Trend Plot
Domain2 = 201, 10m Y
Naive Mean
Sample Count
Data: P2O5 [haikou_comp_for_swath.dm]
Filters: Domain2 = 201
Estimate Mean
P2O5 [haikou_emod_cut.dm]
Filters: Domain2 = 201
Density: 1
P2O5 Average Grade
Number of Samples
Slice Centroid (m Y)
35
30
25
20
15
10
5
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
9500
10500
11500
12500

Figure 11.10: Swath Analysis for P2O5 (%) for Upper and Lower Phosphate Seams at Haikou

a) Upper Phosphate	b) Lower Phosphate

Figure 11.11: Log Probability Plots Comparing Estimated P2O5 (%) Grades Against Input Grades

11.11	Mineral Resource Classification

The Mineral Resource classification methodology was reviewed by the QP considering the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade and thickness continuity and confidence in the Mineral Resource estimation.

The Haikou deposit exhibits laterally extensive stratiform phosphate mineralization with strong geological continuity over large distances. Mineral Resources are classified in the Measured, Indicated and Inferred categories in accordance with the SEC definitions. For areas classified as Measured or Indicated Mineral Resources, the QP considers the level of confidence is sufficient to allow appropriate application of technical and economic parameters to support mine planning and to allow evaluation of the economic viability of the deposit.

The Mineral Resources were estimated in conformity with the SEC S-K 1300 regulations, and all Mineral Resource estimates presented in this TRS have been classified within the meaning of the SEC definitions.

Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource estimates.

Exploration drilling at Haikou has been undertaken on a spacing of 100 – 150 m with some infilling on 50 – 100 m where additional information prior to mining is considered necessary. Mineral Resource classification by YPH considers Measured Mineral Resources to be generally within a drillhole spacing of 150 m, however, some areas can be assigned Measured Mineral Resources where the drillhole spacing is greater than this and where there is high confidence in the geological and structural interpretation of these areas. Areas of greater than 150 m drilling spacing and where there is lower confidence in the geological interpretation were classified as Indicated. Any remaining areas were classified as Inferred Mineral Resources.

The exploration drill spacing at Haikou is relatively close spaced for the deposit type and given the laterally extensive and stratiform nature of the deposit, the low level of grade variability and the relatively simple local geology, most of the Mineral Resources at Haikou are classified as Measured. The Mineral Resource classification methodology and associated data were reviewed by the QP. The QP is satisfied that the classification is appropriate based on the data available and the geological information and knowledge.

11.12	Depletion

The upper and lower phosphate layers were limited by YPH based on perimeters defined by the extent of mining up to December 31, 2024.

11.13	Prospects of Economic Extraction for Mineral Resources

Mineralisation above a cut-off grade of 15 %P2O5 is considered by YPH to have prospects for economic potential based on the flotation ability to produce phosphate concentrate of approximately 28 % P2O5 for further processing at the 3C chemical plant. Average metallurgical recovery through the beneficiation plants is 86.9 % based on actual plant recovery. As is not uncommon for industrial minerals, the commodity price is not always applied, and the cut-off grade is rather based on the geological/mineralogical properties and processing efficiency to produce the required specification of product. Notwithstanding, an average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products are used for reporting Mineral Resources. In addition to the cut-off grade, a minimum seam thickness of 1.0m is used by YPH to estimate the Mineral Resources.

11.14	Mineral Resource Statement

The Mineral Resources have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The QP considers, the Mineral Resource estimate presented in this TRS is a reasonable representation of the mineralisation at the Haikou deposit given the current level of sampling and the geological understanding of the deposit. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Resource estimate.

As of December 31, 2024, the Haikou mine had 5.5 Mt of resources and is unchanged compared to the 5.5 Mt as of December 31, 2023, due to no exploration drilling being undertaken in 2024.

11.15	Risk Factors That Could Materially Affect the Mineral Resource Estimate

The Haikou deposit is not geologically complex but does have variable layer thicknesses and overburden and interburden thicknesses. These factors are considered by YPH when defining mining blocks in addition to the thickness and grade of the phosphate.

The QP recommends that a 3D block modelling approach should be considered by YPH for future Mineral Resource estimates. This would aid visualisation and communication of the resource model and integration with mine planning, scheduling and regular reconciliations with production data.

12	MINERAL RESERVE ESTIMATES

12.1	Summary

The Mineral Reserve estimate was produced by YPH and reviewed by the QP. The review confirmed the Mineral Reserve estimate was completed to a standard deemed acceptable by WAI and in accordance with SEC definitions.

Mineral Reserves are those parts of Mineral Resources, which, after the application of all modifying factors, result in an estimated tonnage and grade that is the basis of an economically viable project. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the economically mineralised rock and delivered to the processing plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative, or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

The Mineral Reserve estimate for the Haikou mine is based on the Mineral Resource estimate presented in Section 11. Measured Mineral Resources were converted to Proven Mineral Reserves. Indicated Mineral Resources were not required to be converted to Mineral Reserves because sufficient Measured Mineral Resources are available for the LOM up to the January 2043 concession expiry.  Inferred Mineral Resources within the mine designs were not converted to Mineral Reserves.

The Mineral Reserve statement for the Haikou mine is presented in Table 12.1.

Table 12.1: Summary of Mineral Reserves for the Haikou Mine - December 31, 2024
Classification	Tonnes (Mt)	KCl (%)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)
Proven	44.5	21.6	9.6	4.8
Probable	-	-	-	-
Proven + Probable	44.5	21.6	9.6	4.8

Notes:

1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by YPH and reviewed and accepted by WAI.
3.	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the beneficiation plants.
4.
YPH is a consolidated subsidiary of ICL. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into ICL’s financial statements, YYTH owns a 50% minority interest in YPH.

5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated at a cut-off grade of 15% P2O5.
7.	A minimum mining width of 1.0m was used.
8.	Mineral Reserves are estimated using a beneficiation plant metallurgical recovery of 86.9%.
9.
Mineral Reserves are estimated using the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products and an exchange rate of 7.20 RMB per U.S dollar.

12.2	Mineral Reserve Estimation Methodology

The Mineral Resource model is used as the basis to define mining blocks using design objectives and constraints, including strip and block value, combined phosphate quality from both the upper and lower layers as well as the seam thickness of the upper and lower layers.

12.3	Dilution and Mining Recovery

Geologically complex mining operations can often incur higher loss and dilution values due to dipping or inconsistent ore interfaces. The Haikou mine is not overly complex geologically but does have variable layer thicknesses and overburden and interburden thicknesses which are considered when defining mining blocks in addition to the thickness and grade of the phosphate.

Ore loss is estimated at 2.8 % and dilution at 1.9 % based on the operational experience and estimates of the ore thickness and variability of thickness within the layers.

12.4	Cut-off Grade

For the Haikou operation, the primary economic constraint is the ore tonnes above 15 %P2O5 per cubic metre of waste associated with the ore extraction, typical of that applied in coal mining for open pit coal seams. The Haikou phosphate ore is represented by two separate layers (with one or more plies per layer). The upper layer is overlain by variable thickness of overburden, whilst the lower layer is separated from the upper layer by a variable thickness of interburden. The economic cut off being driven by the cubic metres of waste (both overburden and interburden) that must be mined for every tonne of phosphate ore that can be economically processed. The planned average for the mining schedule delivers ore at an average strip ratio of approximately 2 m3 per tonne of ore.

Mineral Reserves are estimated using the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products.

Average metallurgical recovery through the beneficiation plants is 86.9 % based on actual plant recovery. The current beneficiation plants can economically process ore as low as 15 % P2O5 and this has been used as the cut-off grade to estimate the Mineral Reserves.

12.5	Mineral Reserve Statement

The Mineral Reserves have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations.

The QP considers, the Mineral Reserve estimates presented in this TRS have been estimated using industry best practices. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Reserve estimate.

As of December 31, 2024, the Haikou mine had 44.5 Mt of phosphate reserves compared to 50.9 Mt as of December 31, 2023, a decrease of 12.6 % due to depletion from mining and an updated mining schedule.

12.6	Risk Factors That Could Materially Affect the Mineral Reserve Estimate

The QP considers the Mineral Reserves are subject to the type of risks that are common to the mining industry and include changes in: commodity price, costs (mining, processing and G&A), geology, geotechnical or hydrological design assumptions, mining recovery and dilution, metallurgical recoveries, marketing, and assumptions on mineral tenure, permitting, environmental permitting and social license to operate.

The primary geological risks for the Haikou deposit are geological thinning and hence economic extraction limits based on the overall economic strip ratio for mining.

As the mining regions sit above the water table and any ponding on the mining floor is from rainfall, the pit can be considered as a ‘dry pit’ from a geotechnical perspective. Various hydrogeological studies within the mining area have not indicated any serious concerns related to pit wall stability due to water ingress.

13	MINING METHODS

Mining is undertaken at Haikou by a combination of owner operated and contractor mining. Most of the mining operation is by contractor while YPH operates some overburden stripping. The mining method is open pit mining using traditional shovel and truck operations. A range of shovel and truck combinations are used and allow for a high degree of mining selectivity. The orebody consists of two gently dipping phosphate seams and there are four primary mining areas (Blocks 1 to 4), each mined as a pair of layers, the first stage is overburden removal, then the Upper Phosphate layer mining, followed by the interburden and then finally the Lower Phosphate layer. Each of the Blocks is mined in a series of strips sequentially.

Production tasks for the mining operation are as follows:

•	Clearing and grubbing – Includes equipment and labour required to clear vegetation from disturbance areas within the pit.
•
Drilling and blasting – Drilling and blasting typically of the overburden or interburden utilises 10 m deep holes using a 150 mm diameter drill. The burden and spacing are typically 5 m × 4.5 m with a moderate powder factor. The phosphate ore is typically blasted when at least half of the ore is considered hard. Where the ore is amenable to free-digging, no drilling and blasting are required.

•	Overburden/Interburden removal – Includes the equipment and labour costs necessary to remove all overburden and interburden material from the ore zones.
•	Ore mining – Includes the equipment and labour necessary to extract ore and deliver it to the primary crusher.
•	General pit support - Includes the equipment and labour required to maintain haul roads and perform other miscellaneous support tasks.
•	Progressive restoration is undertaken on areas where mining has been completed.

13.1	Geotechnics and Hydrogeology

The stripping bench height of each mining block is 8 – 15 m, with an overall bench face slope angle of 35 to 70°. The waste slope height is 0 – 20 m, with an average overall slope angle of 20 - 35° there are no adverse engineering geological problems that would indicate issues such as landslide or notable wall failures.

Rock strength tests carried out on samples of phosphate and waste rock, are used to estimate the overall slope angle for design purposes, with 45° being the recommendation for pit slope stability.  The general overall pit slope within the mining areas is 20 - 35° and notably less than this recommended maximum design criteria.

There are 14 faults visible within the mining area, and another concealed fault is found in Block 4 mining area. The faults tend to cause localised slipping across the phosphate contact. The ore is mined from the outside (highest points) to the inner ore zone (lowest point) and as such the faults are mined out as mining progresses causing no adverse effect on safety or productivity. Final pit slopes are very low overall angle and the resulting pit walls have no impact on the overall pit slope stability due to the extensive area of the deposit.

The Haikou River is located to the northeast of the concession, the Dianchi Lake is towards the southeast and the Mingyi River towards the West. There are no surface water ponds within the concession. The main rivers and lakes are around 200 m below the elevation of the lowest mine workings and 5 to 6 km from the concession. No surface water within the concession area leaves the site. With a net positive evaporation, any surface ponding is localised and of limited duration and extent.

The long-term groundwater level elevation of the Haikou mine and its vicinity is 2,002 – 2,108 masl.  The lowest elevation of resource / reserve estimation is 2,140 masl, some 30 m above the groundwater level.

13.2	Mine Layout

A plan view of the life of mine design showing the planned mining strips for Haikou is shown in Figure 13.1.

Block 4 (Lower)
Block 2 (Lower)
Block 1 (Lower)
Mining Lease
Boundary
3-MINERAL

N
400 0 200 400 600 800 1000
Metres

YPH Haikou Mine	
Mining Lease and Mining Areas	Scale:1:20000
	Date:02-Dec-2021
	Project:
	Drawn By:YPH
	Checked:
	Approved: YPH
	Drawing No.
	21500705_0

Figure 13.1: Haikou Life of Mine Design and Planned Mining Strips

13.3	Production

The previous three years of ore mining from the Haikou mine are presented in Table 13.1.

Table 13.1: Ore Mined from Haikou Mine (2022 to 2024)
	2022	2023	2024
Ore Tonnes (kt)	3,223	3,646	3,575
P2O5 (%) Before Beneficiation	22	22	21
P2O5 (%) After Beneficiation	28	28	28

13.4	Life of Mine Schedule

The LOM schedule for the Haikou mine is shown in Table 13.2 and runs from 2025 to 2042 (inclusive). The Mineral Reserve estimate is based on the LOM schedule.

The life of mine schedule assumes a reduction in mining rate at Haikou due to a permit requirement for an average ore mining rate of around 2.5 Mtpa over the total life of mine. The beneficiation plants have capacities greater than this permitted level, therefore phosphate rock is purchased by YPH from third-parties and also mined from stockpiles within the mine. However, no Mineral Resources or Mineral Reserves are estimated for these sources, and they are not included in the LOM schedule. In addition, the LOM schedule is limited by the concession expiry of January 2043.

Table 13.2: Haikou Life of Mine Schedule
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	Total
Proven Ore Tonnes (Mt)	3.34	3.20	2.52	2.52	2.52	2.52	2.52	2.52	2.19	2.27	2.31	2.31	2.31	2.31	2.31	2.31	2.31	2.31	44.5
P2O5 (%)	20.8	21.0	21.6	21.6	21.6	21.6	21.6	21.6	21.6	21.6	21.8	21.8	21.8	21.8	21.8	21.8	21.8	21.8	21.6
Contained P2O5 (%)	0.69	0.67	0.54	0.54	0.54	0.54	0.54	0.54	0.47	0.49	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	9.61
Contained P2O5 (%) Attributable to ICL	0.35	0.34	0.27	0.27	0.27	0.27	0.27	0.27	0.24	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	4.81
Probable Ore Tonnes (Mt)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
P2O5 (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contained P2O5 (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contained P2O5 (%) Attributable to ICL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Ore Tonnes (Mt)	3.34	3.20	2.52	2.52	2.52	2.52	2.52	2.52	2.19	2.27	2.31	2.31	2.31	2.31	2.31	2.31	2.31	2.31	44.5
P2O5 (%)	20.8	21.0	21.6	21.6	21.6	21.6	21.6	21.6	21.6	21.6	21.8	21.8	21.8	21.8	21.8	21.8	21.8	21.8	21.6
Contained P2O5 (%)	0.69	0.67	0.54	0.54	0.54	0.54	0.54	0.54	0.47	0.49	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	9.61
Contained P2O5 (%) Attributable to ICL	0.35	0.34	0.27	0.27	0.27	0.27	0.27	0.27	0.24	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	4.81
Waste (M m3)	13.90	13.00	4.27	4.27	4.27	4.27	4.27	4.27	4.26	4.79	3.55	3.55	3.55	3.55	3.55	3.55	3.55	3.55	90.0
Strip Ratio (m3/t)	4.17	4.06	1.70	1.70	1.70	1.70	1.70	1.70	1.94	2.11	1.54	1.54	1.54	1.54	1.54	1.54	1.54	1.54	2.02

Notes:

1.	Ore tonnes are Proven Mineral Reserves as presented in Section 12 of this report.
2.	Mining losses and mining dilution applied as detailed in Section 12 of this report.
3.	Totals may not represent the sum of the parts due to rounding.

13.5	Mining Equipment

The primary mining fleet comprises 4 excavators ranging from the 6.7 m3 bucket capacity Komatsu PC1250 to the 4.0 m3 bucket capacity Volvo EC700. All excavators are in backhoe configuration to aid mining selectivity on the bench. The PC1250 excavators are primarily used for overburden or interburden waste removal, with the larger bucket capacity enabling faster digging rates and lower unit cost when mining in the waste rock.

The phosphate rock is drilled and blasted to produce a relatively fine blasted rock; this reduces the amount of energy required in subsequent comminution in the primary crusher and milling circuit. The ore blasting produces a semi regular size product, with occasional oversize rocks that are moved to ‘oversize’ stockpiles on the bench floor to be subsequently broken by a mobile rock breaker. The mine has an extensive internal road network to allow for flexibility and access to discrete mining areas within the mine.

The excavators are supported by a fleet of trucks, bulldozers and auxiliary equipment. A summary of the mining equipment is shown in Table 13.3.

Table 13.3: Summary of Mining Equipment
	Machine			Manufacturer	Main Parameter
Owned	Excavators	2	PC1250SP-7	Komatsu Ltd. (Japan)	Bucket capacity 6.7m3
		1	PC750SE-7	Komatsu Ltd. (Japan)	Bucket capacity 4.1m3
		1	EC700BLC	Volvo Construction Equipment Korea Limited	Bucket capacity 4.0m3
	Articulated truck	2	VoLVoA40D	Volvo Articulated Trucks and Loaders Limited	15 m3
		8	VoLVoA40E		16 m3
		5	VoLVoA40F
	Bulldozer	1	D9T	Caterpillar Inc. (USA)	13.5m3
		1	D9R	Caterpillar Inc. (USA)	13.5m3
		3	SD22	Shantui Construction Machinery Co., Ltd.	6.2m3
	Loader	2	CLG856	Guangxi Liugong Machinery Co., Ltd.	Bucket capacity 3.0m3
	Water truck	1	CLW5250GSS3	Hubei Chengli Special Automobile Co., Ltd.	14.7m3
		1	EQ1250GFJ4		14.93m3
Leased	Excavator	2	CAT®395	Caterpillar (Xuzhou) Limited	Bucket capacity6.5m3
					Bucket capacity6.5m3
	Wide-body vehicle	4	XDR80AT	Xuzhou XCMG Mining Machinery Co., Ltd.	26m3
	Wide-body vehicle	4	TD96A	Shaanxi Tongli Heavy Industry Co., Ltd.	26m3
	Auxiliary equipment	1	SG24-G	Shantui Construction Machinery Co., Ltd.	-
		1	SR26H-G	Shantui Construction Machinery Co., Ltd.	-

13.6	Mining Personnel

A total of 349 personnel work in the mining department and an additional 20 personnel work in environmental, ecology and health and safety.

14	PROCESSING AND RECOVERY METHODS

YPH operates beneficiation plants that process phosphate rock from the following sources:

•	Ore mined from Haikou open pit;
•	Mining of surface stockpiles; and
•	Phosphate rock purchased from third parties.

Ore processed at the beneficiation plants involves crushing, screening, flotation and scrubbing (in 2024, the scrubbing plant was re-configured to a dry crushing process). The beneficiation plants produce phosphate concentrate which is transported to the 3C chemical plant for further processing into acids and fertilizers. This chemical processing stage involves attacking the beneficiated ores with sulphuric acid to produce phosphoric acid and from that to produce fertilizer products and purified phosphoric acids.

Both stages and associated plants (at different locations) employ state of the art technologies, typical in the phosphate industry.

There is currently no plan to significantly expand the production at YPH and thus power, water, and process material requirements are expected to remain in steady state.

14.1	Phosphate Beneficiation Plants

The Haikou mine has two beneficiation plants: flotation and scrubbing. The flotation plant processes the low to medium grade phosphate. Phosphate as low as 15 % P2O5 can be enriched to a saleable product.

The scrubbing plant can use only medium-high grade phosphate, mined, or purchased.  The process is based only on removal of the fine materials after crushing, washing, and separating. In 2024, the scrubbing plant was re-configured to a dry crushing process. Concentrate produced from medium grade ore is transported to the flotation plant for further beneficiation, while concentrate produced from higher grade ore is transported to the 3C chemical plant.

The average grade of the phosphate before beneficiation is approximately 21 – 22 %P2O5, and after beneficiation is 28 %P2O5. Average metallurgical recovery through the beneficiation plant is 86.9%.

14.1.1	Flotation Plant

The Haikou mine operates a flotation plant based on reverse-flotation where the carbonates (mainly dolomite) are removed (floated) and sent to a tailings pond. The phosphate flotation tails (concentrate) are produced with 10 flotation cells, having a volume of 50 m3 each.

The flotation plant can process 3.4 Mtpa of feed material. As described below, the flotation process does not include de-sliming, meaning there is no fines separation and removal, and all the ground phosphate directly reports to the flotation cells. The only waste material is the flotation froth mainly composed by carbonates rejects. As a result, the recoveries are typically high. The target concentrate quality is 28 % P2O5 which is the minimum required by the 3C chemical plant.

The mine has recently included an optical sorting process unit enabling intermediate grade phosphate to be separated from waste rock ahead of the flotation process. This inclusion has enabled lower grade ore fractions to be included in the ore stream at lower unit costs of beneficiation.

The annual concentrate from the flotation plant is around 2.2 Mt. The fine product at P90 >74 micron is pumped to the 3C chemical plant by a 6.5 km pipeline.

14.1.1.1          Flotation Process

The flotation plant at Haikou has two sections:

•	Crushing – receives raw material (ROM) from the mine and reduces the size to less than 25 mm as shown in Figure 14.1:
o	Primary impact crusher receives its feed from the mine, after screening out the very large rocks (over 800 mm). The primary crusher reduces the rock size to 40 mm.
o
The under size of 100 mm screen and primary crusher product are fed to a 25 mm screen.  The undersize is the final product and the over size is fed to a secondary cone crusher for another size reduction. The secondary crusher is in closed circuit, in which its product goes back to the 25 mm screen.

o	The final crushed product is being piled in an 11 piles array that feed the grinding & flotation section.

Figure 14.1:  Crushing Flow Sheet

•	Grinding & flotation – further size reduction to less than 74 mm and removes the main impurity, which is MgO:
o	The crushing section product is fed to two stages grinding circuit for (Figure 14.2):
◾	Grinding by rod mill in open circuit.
◾	Grinding by ball mill in closed circuit with a hydro cyclones cluster.
o	The grinding circuit product (overflow of the hydro cyclones) contains at least 85% – 74 mm particles.
o
The overflow is sent to the first mixing tank, where sulfuric acid is added as pH modifier. The slurry from the first tank is transferred to a second tank where phosphoric is added (as depressant) and collector.

o	The flotation circuit is a three-stage process:
◾	Rougher cells – first stage receive the fresh feed.
◾	Cleaner cells receive the rougher product as a final beneficiation.
◾	Scavenger cells– receives the reject (the flotation froth) from the cleaner to recover the P2O5 and reduce the losses.
o	The plant has two identical lines for grinding and flotation.

Figure 14.2: Grinding and Flotation Flow Sheet

14.1.2	Scrubbing Plant

Prior to 2024, the scrubbing plant processed medium to high grade run of mine. Phosphate rock above an average of 27 % P2O5 and less than 1.5 % MgO was delivered from the mine to the scrubbing plant to produce a concentrate of 28 % P2O5 or greater.

The process utilized in the scrubbing plant was based on removal of the finest size fraction (-74µm), since it has much lower P2O5 concentration and higher MgO and R2O3.

The process (Figure 14.3) started with a 2-stage crushing circuit followed by size separation on a 40 mm screen. The oversize (+40 mm), which accounted for 60 % was the main product. The screened material was then washed in spirals, which further separated the fines from the coarse particles. The undersize stage was the second product, 15-40 mm. The oversize (the fines from the spirals) were sent to the hydro cyclones cluster to separate the 74 µm material. The hydroclyclones overflow was sent to a belt filter to remove the water and obtain the third product. Around 12-15 % of the phosphate in the feed, ended up as waste to the tailings pond and contained approximately 15 – 17 %P2O5.

SCRUB CIRCUIT
ORE FEED
JAW CRUSHER
50mm SCREEN
+50mm
JAW CRUSHER
SCRUB
-50mm
15mm SCREEN
15 mm
15mm SCREEN
+15 mm
-40mm
40mm SCREEN
-15mm
-15mm
PRODUCT 1
40 mm
SPIRAL CLASSIFIER
O/F
3-STAGE HYDRO-CYCLONES
PRODUCT2
15-40mm
U/F
TAILINGS POND
PRODUCT 3
BELT FILTER

Figure 14.3:  Scrubbing Plant Process Flow Sheet

In 2024, the scrubbing plant was re-configured to a dry crushing process. Concentrate produced from medium grade ore is transported to the flotation plant for further beneficiation, while concentrate produced from higher grade ore is transported to the 3C chemical plant.

14.2	3C Chemical Plant

The 3C chemical plant (Figure 14.4), is a classic fertilizer and acid plant using traditional technology and includes 4 sulphuric acid plants, 3 green phosphoric acid plants, 2 white phosphoric acid plant and 6 fertilizers factories. Products produced include green phosphoric acid, white phosphoric acid (technical grade and food grade), speciality fertilizers (MAP73, MKP, MPK and liquid fertilizer) and fertilizers (TSP, NPS, MAP and DAP).

Figure 14.4: 3C Chemical Plant

14.3	Processing Personnel

The processing personnel requirement is detailed below:

•	Production – 543
•	Maintenance – 207
•	Quality Control – 95
•	Research, Development and Engineering - 20

15	INFRASTRUCTURE

Infrastructure associated with the Haikou mine includes the Haikou open pit, beneficiation plants and associated infrastructure, offices and technical services buildings and accommodation block, the 3C chemical plant, tailings storage facilities (TSFs), rail line and load out facilities and port facilities at QinZhou and Fangchengang. The Haikou mining district is densely populated and heavily industrialised with a well-developed infrastructure network and is linked regionally with good quality roads and highways.

15.1	Surface Layout

Surface layouts of the Haikou mine and associated infrastructure are shown in Figure 15.1 and Figure 15.2.

N
S
W
E
ANJIA WUJI
Flotation TSF
XIAOMAIDI
XIAOCHANG
Gypsum TSF
ZHONGPINGCUN
G5601
Grinding Plant
Tanglang
River
Block No. 4
LIUSHUQING
TAOSHUQING
HUANGNIGOU
DONGMUGOU
Block No. 2
3C Chemical Plant
and main office
Block No. 1
TAOSHU
YPH Facilities
Block No. 3
SHIMASHAO
WEISHISHAN
1km

Figure 15.1: Surface Layout Showing the Haikou Mine, 3C Chemical Plant and TSFs

N
W
E
S
Road Sheeting Stockpile
Rehabilitation Centre
Mining Department & General Maintenance Workshop
柳樹箐
Scrubbing ROM Stockpile
Scrubbing Plant
Low Grade Stockpile
Block No. 2
Block No. 1
Block No. 3
Flotation Plant
Secondary Crushing Plant
桃樹
Flotation ROM Stockpile
YPH Facilities
Old Taoyuan Stockpile
800m

Figure 15.2: Surface Layout of the Haikou Mine

15.2	Site Access and Infrastructure

The Haikou mine is an established operation that has undergone as series of expansions since mining first commenced in the late 1960s. The access and infrastructure are adequate for the needs with ready access to highways, rail links and port facilities at QinZhou and Fangchengang.

15.3	Power

The mine and processing plant are supplied with mains supplied electricity with the region being a major supplier of hydroelectric power. In addition, power is produced by the sulphuric acid plants at the 3C chemical plant.

15.4	Water

The site has access to sufficient water for processing and mining activities.

15.5	Tailings Storage Facilities

Two tailings storage facilities are used by the operation, the flotation TSF and the gypsum TSF. The TSFs are fully lined and the flotation TSF accepts tailings from the flotation plant while the gypsum TSF accept phosphogypsum tailings from the 3C chemical plant. In 2022, YPH completed the construction of infrastructure for the expansion of the TSFs. In April 2022, YPH received official certification enabling the expansion of the TSFs area which is required as part of YPH’s ongoing operations plan.

15.6	Labour and Accommodation

Permanent labour for the Haikou operation is sourced from the nearby towns and villages. Accommodation facilities are available at the mine.

16	MARKET STUDIES

16.1	Phosphate Market

Morocco holds by far the largest proportion of global phosphate reserves, with an estimated 50 billion tonnes, or 75 % of known reserves as of 2024. Previous phosphate rock market studies suggest that China has sufficient capacity to satisfy its phosphate requirements, whilst India is almost completely reliant on imports: this observation remains constant with China producing 90,000 metric tonnes of phosphate rock in 2023, around 50 % of the world total. Kazakhstan was the leading exporter of phosphorus in 2023.

Global phosphate production capacity is projected to increase to 69.1 million tonnes by 2027 from 63.6 million tonnes in 2023 according to the Mineral Commodities Summary 2024 by the US Geological Survey. Expansions to current phosphate rock production in Brazil, Kazakhstan, Mexico, Morocco, and Russia are expected to be completed by 2026; new mining projects under development in Australia, Canada, Congo (Brazzaville), Guinea-Bissau, and Senegal are expected to be completed after 2027. World resources of phosphate rock are more than 300 billion tonnes.

16.2	Demand

Fertilisers account for over 75.0 % of global phosphate rock use with the remainder mainly comprising food and feed additives and industrial acids.

The following phosphate rock demands were determined for the United States, India, and China:

•
More than 95 % of phosphate rock mined in the United States is used to manufacture phosphoric acid, which is used as intermediate feedstocks in the manufacture of fertilizers and animal feed supplements. About 25 % of the wet-process phosphoric acid produced is exported in the form of upgraded granular diammonium phosphate (DAP), monoammonium phosphate (MAP) fertilizer, merchant-grade phosphoric acid, and other phosphate fertilizer products.

•	Higher phosphoric acid prices will push India to rely more heavily on DAP imports and domestic production using imported phosphate rock and sulphur to build its DAP stocks.
•
Data shows that the total demand for phosphate rock in China will reach approximately 2.2 - 2.7 billion tons between now and 2050. This demand can be met by domestic supply. China is now supplying phosphorus rocks to more than 50% of the global market.

Increased global demand for phosphate rock for use in fertilisers is reflected by an increase in population, and development of regions such as Asia-Pacific and India has further increased this demand due to need for improvements in crop production.

Increased prices of phosphoric acid will push India to rely more heavily on imported phosphoric rock, with new resources being imported from Queensland in north-west Australia as of September 2024. China is currently overdeveloping its phosphorous rock supply and, whilst it can currently source both its own needs and global demand, it will likely start to rely on imports from other countries within the next 25 years.

Estimated global resources of phosphorous rock are at approximately 300 billion tonnes, with new mining projects being undertaken over the next few years to meet global demand.

16.3	Commodity Price Projections

YPH has used the average of the previous two year’s prices of $639/t FOB for acid products and $438/t FOB for fertilizer products for estimation of Mineral Resources and Mineral Reserves.

16.4	Contracts

16.4.1	Acid and Fertilizer Sales Contracts

Products from the Haikou mine are sold under contracts to customers mainly in northern China by train or from the ports of QinZhou and Fangchengang, while a small part is transported to customers in the Yunnan region.

16.4.2	Other Contracts

YPH has numerous contracts in place with suppliers for materials and equipment required by the operation. These are usual contracts for an operating mine.

17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTITATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1	Permitting

YPH has obtained all operating permits and environmental permissions required under Chinese law. A business licence, a mining licence and a safety production licence are certified for the Xishan District and Jinning County areas. In 2024, all licences and permits were valid, and no renewal or replacement procedures were required. YPH fulfils its environmental responsibilities in accordance with Chinese law.

17.1.1	Air Quality Impacts Assessment

The mine and process facility are subject to regular government inspections for air quality monitoring.  YPH has satisfied all government requirements for air quality, noise and dust standards imposed on the operation.

17.1.2	Effluent

No contaminated effluent or contaminated water leaves the mine site, and all process water is either recycled or deposited as part of the tailings discharge.

17.1.3	Waste Management

Waste generated during operations includes tires, lubricants, diesel fuel, oil, oily water, containers and drums, sewage, solid waste, certain chemicals, discarded personal protective equipment, and medical waste. YPH has developed a site wide waste management plan that governs how discarded products are handled.

17.1.4	Tailings Management and Monitoring

The TSFs undergo regular inspections both by specialist mine staff and external government bodies.  The TSFs are well maintained and fully lined. Disused areas of the TSFs are progressively revegetated thereby reducing impact from dust.

17.2	Local Procurement and Hiring Commitments

The region around the Haikou mine is densely populated and heavily industrialised. Kunming city, some 30 km to the north, has a population of more than 4 million. Local procurement of staff is not considered an issue.

17.3	Mine Closure Plans

Progressive restoration is practiced as part of the mining operation. YPH has been awarded commendations for the progressive rehabilitation of former mined areas, waste dumps and TSF areas which have been restored to a high standard (Figure 17.1)

Figure 17.1: Progressive Restoration at Block 1

No formal closure plan has been developed for the Haikou mine. Closure will need to be addressed for the primary components of the operation as follows:

•	Haikou open pit;
•	Processing plant;
•	Waste rock storage facility;
•	TSFs;
•	Roads;
•	Water supply, storage, and distribution;
•	Water containment systems (e.g., storm water catchment systems and containment ponds);
•	Domestic and commercial waste;
•	Fuelling facility;
•	Power supply and infrastructure; and
•	Growth media stockpile.

During operations, and as closure approaches, spent materials will need to be evaluated to preclude the potential for pollutants from reclaimed sites to degrade the existing environment. Mine closure costs are included in Section 18 (Capital and Operating Costs).

17.4	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups

YPH is governed by Chinese laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

The QP considers YPH’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by YPH are sufficient to ensure that the operation is conducted within the Chinese regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

18	CAPITAL AND OPERATING COSTS

The capital and operating costs discussed in this section were provided by ICL and reviewed by the QP. Capital and operating costs are based on operating experience and were applied to the LOM schedule. All values are presented in US Dollars ($) unless otherwise stated (based on an exchange rate of RMB 7.20 per U.S dollar) and all other measurements are metric values.

18.1	Capital Costs

A summary of the capital costs for the LOM of Haikou mine is provided in Table 18.1 and are presented on a 50 % attributable basis reflecting ICL’s ownership in the Joint Venture. The forecasted capital costs are considered by the QP to be equivalent or better than AACE Class 1 with an expected accuracy range of -3% to -10% on the low side and +3% to +15% on the high side. The QP is of the opinion that the estimated capital costs are reasonable.

Table 18.1: Life of Mine Capital Costs for Haikou Mine on a 50 % Attributable Basis
	Unit	Total
Mining	$M	8.7
Processing	$M	300.6
Total Capital Costs	$M	309.3

Closure costs on a 50 % attributable basis are estimated by YPH at $23.4 million.

18.2	Operating Costs

A summary of the operating costs for the LOM of the Haikou mine is provided in Table 18.2. The operating costs are considered by the QP to represent an accuracy range of -10% to +15%. The QP is of the opinion that the operating costs used for the LOM are reasonable.

Table 18.2: Life of Mine Operating Costs for Haikou Mine on a 50 % Attributable Basis
	Unit	Total
Mining	$M	324.5
Processing (including G & A)	$M	1,470.5
Total Operating Costs	$M	1,794.9

19	ECONOMIC ANALYSIS

The economic analysis presented in this section is based on Proven Mineral Reserves, economic assumptions, and capital and operating costs in the LOM schedule. All values are presented in US Dollars ($) unless otherwise stated (based on an exchange rate of RMB 7.20 per U.S dollar) and all other measurements are metric values. The assumptions used in the analysis are current as of December 31, 2024. The aim of this section is to demonstrate the economic viability of the project and therefore this section contains forward-looking information which can differ from other information that is publicly available and should not be considered as guidance.

19.1	Economic Criteria

A summary of the economic assumptions and parameters for the Haikou mine is provided in Table 19.1. The economic analysis is based on ore mined from Haikou open pit during the LOM schedule. Stockpiles and phosphate rock purchased from third parties are not included in the economic analysis because no Mineral Reserves are estimated for these. The economic analysis has been undertaken on a 50 % attributable basis reflecting ICL’s ownership in the Joint Venture.

Table 19.1: Economic Assumptions and Parameters for Haikou Mine on 50 % Attributable Basis
Parameter	Unit	Value
Mining
Mine Life	Years	18
Total Ore Tonnes Mined	Mt	22.25
Waste Volume	Mm3	45.00
Strip Ratio (Waste (m3) to Ore (t))	Ratio	2.02
Processing
Total Ore Feed to Plant	Mt	22.25
Grade P2O5%		21.6
Processing Rate	Mtpa	1.24
Beneficiation Plant Recovery	%	86.9
Economic Factors
Discount Rate	%	7
Exchange Rate	RMB to $	7.20
Commodity Price
Acid products	$/t FOB	639
Fertilizer products	$/t FOB	438
Taxes	%	25
Royalties	$M	31.4
Other Government Payments	$M	6.1
Revenues	$M	2,944.2
Capital Costs (including closure)	$M	332.7
Operating Costs	$M	1,794.9

19.2	Cash Flow Analysis

The financial analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The annual cash flow model is shown in Table 19.2 with no allowance for inflation and showing after-tax NPV at a discount rate of 7%. The QP considers a 7 % discount/hurdle rate for after-tax cash flow discounting is reasonable for a mature operation in China which is considered a stable tax jurisdiction. Internal Rate of Return (IRR) and payback are not included in the cash flow analysis as the Haikou mine is a mature operation and no significant initial investment is required that would result in a negative initial cash flow.

The DCF analysis confirmed that the Haikou Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model on a 50 % attributable basis (reflecting ICL’s ownership in the Joint Venture) showed an after-tax NPV, at 7 % discount rate of $363.7 million.

Table 19.2: Annual Discounted Cash Flow Model for the Haikou Mine on 50 % Attributable Basis
Description	Unit	LOM Total	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Mining
Ore	Mt	22.25	1.67	1.60	1.26	1.26	1.26	1.26	1.26	1.26	1.10	1.14	1.16	1.16	1.16	1.16	1.16	1.16	1.16	1.16	0
Waste	Mm3	45.00	6.95	6.50	2.14	2.14	2.14	2.14	2.14	2.14	2.13	2.40	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78	0
Processing
Ore Feed to Plant	Mt	22.25	1.67	1.60	1.26	1.26	1.26	1.26	1.26	1.26	1.10	1.14	1.16	1.16	1.16	1.16	1.16	1.16	1.16	1.16	0
Grade P2O5%		25.6	25.8	25.5	26.1	25.1	27.3	29.2	29.8	28.1	26.7	26.3	27.9	25.1	24.8	26.3	25.2	22.9	24.2	21.2	0
Contained P2O5	Mt	4.81	0.35	0.34	0.27	0.27	0.27	0.27	0.27	0.27	0.24	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0
Recovered P2O5	Mt	4.18	0.30	0.29	0.24	0.24	0.24	0.24	0.24	0.24	0.21	0.22	0.22	0.22	0.22	0.22	0.22	0.22	0.22	0.22	0
Acid Products	Mt	1.86	0.14	0.13	0.11	0.11	0.11	0.11	0.11	0.11	0.09	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0
Fertilizer Products	Mt	4.01	0.29	0.28	0.23	0.23	0.23	0.23	0.23	0.23	0.20	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0
Revenue
Acid Products	$M	1,186.8	85.6	82.8	67.2	67.2	67.2	67.2	67.2	67.2	58.5	60.5	62.1	62.1	62.1	62.1	62.1	62.1	62.1	62.1	0
Fertilizer Products	$M	1,757.4	126.7	122.6	99.5	99.5	99.5	99.5	99.5	99.5	86.6	89.6	91.9	91.9	91.9	91.9	91.9	91.9	91.9	91.9	0
Total	$M	2,944.2	212.3	205.4	166.7	166.7	166.7	166.7	166.7	166.7	145.0	150.1	154.0	154.0	154.0	154.0	154.0	154.0	154.0	154.0	0
Operating Costs
Mining	$M	324.5	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	0
Processing	$M	1,470.5	113.8	109.3	83.8	83.8	83.8	83.8	83.8	83.8	69.5	72.8	75.4	75.4	75.4	75.4	75.4	75.4	75.4	75.4	0
Total	$M	1,794.9	131.9	127.3	101.8	101.8	101.8	101.8	101.8	101.8	87.5	90.9	93.4	93.4	93.4	93.4	93.4	93.4	93.4	93.4	0
Capital Costs
Mining	$M	8.7	1.8	4.7	2.3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Processing	$M	300.6	16.8	17.4	17.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	0
Closure	$M	23.4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	23.4
Total	$M	332.7	18.5	22.1	19.9	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	16.6	0
Cash Flow
Royalties	$M	31.4	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	0
Other Government Payments	$M	6.1	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0
Pre-Tax Cashflow	$M	779.2	59.9	54.0	43.0	46.3	46.3	46.3	46.3	46.3	38.9	40.6	41.9	41.9	41.9	41.9	41.9	41.9	41.9	41.9	-23.4
Tax (25%)	$M	200.7	15.0	13.5	10.8	11.6	11.6	11.6	11.6	11.6	9.7	10.2	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	0
After-Tax Cashflow	$M	578.6	44.9	40.5	32.3	34.7	34.7	34.7	34.7	34.7	29.2	30.5	31.4	31.4	31.4	31.4	31.4	31.4	31.4	31.4	-23.4
Project Economics
After Tax NPV (7%)	$M	363.7	44.9	37.85	28.15	28.3	26.45	24.7	23.1	21.6	16.95	16.55	15.95	14.95	13.95	13.05	12.2	11.4	10.65	9.95	-6.9

19.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were assessed by the sensitivity of cash flow to ±10 % and ±20 % changes in the key variables on the after-tax NPV. The following key variables were assessed:

•	Commodity price
•	Exchange rate
•	Operating costs
•	Capital costs

The beneficiation plants produce required amounts of phosphate concentrate at a specific grade (28 % P2O5) for processing into products in the 3C chemical plant. Therefore, sensitivity analyses for head grade and metallurgical recovery are not applicable.

The after-tax sensitivities are shown in Table 19.3.

Table 19.3: Sensitivity Analysis for the Haikou Mine on 50 % Attributable Basis
Variance from Base Case	Commodity Price ($/t FOB)		NPV at 7% ($M)
-20%	Acids $639/t	Fertilizers $438/t	91.8
-10%	Acids $575/t	Fertilizers $394/t	227.7
0%	Acids $639/t	Fertilizers $438/t	363.7
10%	Acids $703/t	Fertilizers $482/t	499.7
20%	Acids $767/t	Fertilizers $526/t	635.6
Variance from Base Case	Exchange Rate (RMB/$)		NPV at 7% ($M)
-20%	5.76		114.8
-10%	6.48		253.1
0%	7.20		363.7
10%	7.92		454.2
20%	8.64		529.7
Variance from Base Case	Operating Costs ($M)		NPV at 7% ($M)
-20%	1,435.9		529.9
-10%	1,615.4		446.8
0%	1,794.9		363.7
10%	1,974.4		280.6
20%	2,153.9		197.6
Variance from Base Case	Capital Costs ($M)		NPV at 7% ($M)
-20%	266.1		393.4
-10%	299.4		378.5
0%	332.7		363.7
10%	365.9		348.9
20%	399.2		334.1

A comparison of the results for the various sensitivity cases using after-tax NPV at 7 % discount rate is shown in Figure 19.1.

Figure 19.1: After-Tax 7% NPV Sensitivity Analysis

The results of the sensitivity analysis show the Haikou mine Mineral Reserves to be most sensitive to changes in commodity price, then exchange rate and operating cost and then capital cost.

20	ADJACENT PROPERTIES

The QPs are not aware of any material or relevant properties adjacent to the Haikou mine.

21	OTHER RELEVANT DATA AND INFORMATION

The QPs are not aware of other data to disclose.

22	INTERPRETATION AND CONCLUSIONS

The QPs make the following interpretations and conclusions for the respective study areas:

22.1	Geology and Mineral Resources

•	Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.
•	The exploration drillhole database contains 300 drillholes for 23,915 m and produced 5,252 analytical samples for P2O5.
•
Exploration drilling at Haikou has been undertaken on a spacing of 100 – 150 m with some infilling on 50 – 100 m where additional information prior to mining is considered necessary. Mineral Resource classification by YPH considers Measured Mineral Resources to be generally within a drillhole spacing of 150 m, however, some areas can be assigned Measured Mineral Resources where the drillhole spacing is greater than this and where there is high confidence in the geological and structural interpretation of these areas. Areas of greater than 150 m drilling spacing and where there is lower confidence in the geological interpretation were classified as Indicated. Any remaining areas were classified as Inferred Mineral Resources.

•
The exploration drill spacing at Haikou is relatively close spaced for the deposit type and given the laterally extensive and stratiform nature of the deposit, the low level of grade variability and the relatively simple local geology, most of the Mineral Resources at Haikou are classified as Measured. The Mineral Resource classification methodology and associated data were reviewed by the QP. The QP is satisfied that the classification is appropriate based on the data available and the geological information and knowledge.

22.2	Mining and Mineral Reserves

•	Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.
•
Measured Mineral Resources were converted to Proven Mineral Reserves. Indicated Mineral Resources were not required to be converted to Mineral Reserves because sufficient Measured Mineral Resources are available for the LOM up to the January 2043 concession expiry. Inferred Mineral Resources within the mine designs were not converted to Mineral Reserves.

•
Haikou is a conventional open pit operation with initial drilling and blasting and then utilising a range of diesel hydraulic excavators and haul truck combinations that allow for a high degree of mining selectivity.

•	Haikou is mined using a combination of owner operated and contractor mining. Most of the mining operation is by contractor while YPH operates some overburden stripping.
•
The mine plan and sequence of mining activities is largely guided to ensure a uniform feed grade to the process plant and ensuring a stable economic cost through balancing the strip ratio and sequencing of the ore and waste material.

•	The current life of mine is 18 years, based on an average ore mining rate of around 2.5 Mtpa over the total life of mine and a strip ratio of 2.02 (waste (m3) to ore (t)).

22.3	Mineral Processing

•	Haikou is a typical phosphate mining operation in which ores are processed mainly in two stages:
o	Beneficiation stage which uses unit operations such as crushing, screening and flotation; and
o	Chemical processing stage that involves attacking the beneficiated ores with sulphuric acid to produce fertilizer products (MAP, DAP, TSP) and purified phosphoric acid.
•	Both stages and associated plants (at different locations) employ state of the art technologies, typical in the phosphate industry.
•
The beneficiation plants produce phosphate concentrate at a minimum grade of 28 %P2O5. The flotation plant is currently operating at capacity and processes 3.4 Mtpa of phosphate ore while the scrubbing plant was re-configured in 2024 to a dry crushing process and currently processes around 0.5 Mtpa.

•
The concentrate is delivered to the 3C chemical plant for processing into saleable products.  The 3C chemical plant is part of the YPH company and the processing facilities have been operating for many years.

22.4	Infrastructure

•
The scrubbing plant had four process water ponds with a total volume of 4,000 m3 and one domestic water pond with a volume of 500 m3 and these were removed in 2024. Replacement ponds were constructed within the mining area and included a new process water pond with a capacity of 3,000 m3 and a domestic water tank with a capacity of 150 m3.

22.5	Environment

•	Permits held by YPH for the Property are sufficient to ensure that mining activities are conducted within the regulatory framework required by regulations.
•	There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.
•	Progressive restoration of areas where mining has been completed is undertaken by YPH with positive results.

23	RECOMMENDATIONS

23.1	Geology and Mineral Resources

•	Update the geological model on a regular basis to incorporate detailed geological mapping as a greater proportion of deposit is exposed.
•	Preserve historic drill core contained in the existing core shed and consider relocating this core to a larger storage facility.
•
To further enhance the verification process, the QP recommends twinning drillhole pairs as part of any future exploration drilling programmes to allow for a more robust view of sample representativeness.

•
In addition, to allow a more robust view of the accuracy and precision of sample preparation and laboratory analysis, the QP recommends future exploration drilling programmes should include a full suite of QA/QC samples including duplicates, certified reference materials and blanks.

•	Locate and store all historical results of QA/QC checks and standard tests.
•
The QP recommends that a 3D block modelling approach should be considered by YPH for future Mineral Resource estimates. This would aid visualisation and communication of the resource model and integration with mine planning, scheduling and regular reconciliations with production data.

23.2	Mining and Mineral Reserves

•
The life of mine schedule assumes a reduction in mining rate at Haikou due to a permit requirement for an average ore mining rate of around 2.5 Mtpa over the total life of mine. To maintain current production capacity, additional phosphate rock for processing will be purchased from third parties. In addition, the mining concession for the Baitacun deposit is currently in the process of being renewed by YPH. It is recommended that technical studies should be undertaken to assess the potential for Baitacun as an additional source of phosphate rock.

•	The QP recommends that a schedule defining the annual feed to the beneficiation plants should be undertaken by YPH inclusive of mined, stockpile and purchased material.
•	Undertake regular reconciliations of mining production data against the geological model.

23.3	Mineral Processing

•
The YPH beneficiation plants and the 3C Chemical plant have operated in a steady state for many years. As such no further recommendations are made by the QP other than to continue with ongoing optimisation studies.

23.4	Environmental Studies, Permitting and Social or Community Impact

•
Whilst the Haikou mine is in a constant state of progressive restoration of depleted open pits, it is recommended that a Mine and Facility Closure Plan is developed in order to align with accepted international best practice.

24	REFERENCES

Abed, A,M., 2013. The eastern Mediterranean phosphorite giants: An interplay between tectonics and upwelling. GeoArabia, 2013, v. 18, no. 2, p. 67-94, Gulf PetroLink, Bahrain

DZ/T 0130-2006 (2006) The People’s Republic of China Geological and Mineral Industry Standards, Geological and mineral laboratory test quality management specifications, The specification of testing quality management for geological laboratories

DZ/T 0209-2002 (2002) The People’s Republic of China Geological and Mineral Industry Standards, Specifications for phosphorous mineral exploration

GB/T 17766-1999 (1999), National Standard Of The People’s Republic Of China, Classification for Resources/Reserves of Solid Fuels and Mineral Commodities

Glenn, C.R., K.B. Föllmi, S.R. Riggs, G.N. Baturin, K.A. Grimm, J. Trappe, A.M. Abed, C. Galli-Oliver, R.E. Garrison, A.V. Ilyin, C. Jehl, V. Rohrlich, R. Sadaqah, M. Schidlowski, R. Sheldon and H. Siegmund 1994. Phosphorus and phosphorites: Sedimentology and environments of formation. Eclogae Geologicae Helvetiae, v. 87, p. 747-788.

Golder Associates (2021), Summary of the Haikou Phosphate Mine & Processing Plant, Draft Rev C.

ICL Annual Report for the Period Ended December 31, 2021

ICL Annual Report for the Period Ended December 31, 2022

ICL Annual Report for the Period Ended December 31, 2023

ICL Internal Report (2018). High level Technical Review On the Haikou Phosphates Mine & Baitacun Phosphate Project, Xishan District China Updated Report for 2018

Lecai Xing, Mingzhong Zhou, Liang Qi, Zhilong Huang (2015). Discussion on the PGE anomalies and source materials of K-bentonite (Bed 5) in the Lower Cambrian Meishucun section, Yunnan. Science Press, Institute of Geochemistry, CAS and Springer-Verlag Berlin Heidelberg 2015

Nanping Wang, Guoxin Zhu (2019). Radionuclide activity concentration and radon concentration in Soil in the Surrounding Areas of the Phosphate Mine in Yunnan Province, China. The ninth international Symposium on Naturally Occurring Radioactive Material (Denvor, Colorado)

Petr Ptáček (2016) Phosphate Rocks. ntech Open Book Series, DOI: 10.5772/62214 (https://www.intechopen.com/chapters/49984)

Qing-gao YAN1, Chao LI, Xiao-jun JIANG, Zhong-qiang WANG, Yun-ju LI, Wei LI (2018) The Age and Sedimentary Environment of the Kunyang Phosphate Deposit, Central Yunnan: Constraints from Re-Os Isotopes

Simandl, G.J., Paradis, S., and Fajber, R., 2011. Sedimentary Phosphate Deposits Mineral Deposit Profile F07. British Columbia Geological Survey, Geological Fieldwork 2011, Paper 2012-1

Stanka ŠEBELA, Janja KOGOVŠEK (2006) Hydrochemic Characteristics and Tectonic Situation of Selected Springs in Central and NW Yunnan Province, China. ACTA CARSOLOGICA 35/1, 23–33, LJUBLJANA 2006, DOI:10.3986/ac.v35i1.240

Soudry, D., C.R. Glenn, Y. Nathan, I. Segal and D. VonderHaar 2006. Evolution of the Tethyan phosphogenesis along the northern edges of the Arabian-African shield during the Cretaceous–Eocene as deduced from temporal variations in Ca and Nd isotopes and rates of P accumulation. Earth-Science Reviews, v. 78, p. 27-57.

USGS, 2024. Phosphate Rock. U.S. Geological Survey, Mineral Commodity Summaries.

Wu Zhu, Wen-Liang Li, Qin Zhang, Yi Yang, Yan Zhang, Wei Qu, and Chi-Sheng Wang (2019) A Decade of Ground Deformation in Kunming (China) Revealed by Multi-Temporal Synthetic Aperture Radar Interferometry (InSAR) Technique. Online publication (https://www.ncbi.nlm.nih.gov.pmc/articles/PMC6832)

Xu Shiguang, Xin Yong (2000) Study on Kunming Low-Temperature Geothermal Field. Proceedings World Geothermal Congress 2000 Kyushu – Tohoku, Japan, May 28 – June 10, 2000

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

This TRS has been prepared by WAI on behalf of ICL (the Registrant). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information supplied by ICL and other third-party sources.

WAI has relied on ownership information, mineral tenement and land tenure provided by ICL. WAI has not researched property title or mineral rights for the properties that are the subject of this TRS and it is considered reasonable to rely on ICL’s legal counsel who is responsible for maintaining this information. This information is used in Section 3 (Property Description) and the Executive Summary.

Industrial mineral price forecasting is a specialized business and the QPs consider it reasonable to rely on ICL for information on product pricing and marketing given its considerable experience in this area. This information is used in Section 16 (Market Studies). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

WAI has relied on ICL for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Property. This information is used in Section 19 (Economic Analysis) and the Executive Summary.

WAI has relied on information supplied by ICL for environmental permitting, permitting, closure planning and related cost estimation, and social and community impacts. This information is used in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

The WAI QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from ICL is sound.

Except for the purposes legislated under US securities laws, any use of this report by any third party is at that party’s sole risk.

26	DATE AND SIGNATURE PAGE

This report titled "S-K 1300 Technical Report Summary on the Haikou Mining Operation, China” with an effective date of December 31, 2024, was prepared and signed by:

Qualified Person or Firm	Signature	Date
Wardell Armstrong International	“signed”	February 27, 2025

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